UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
KingsCrowd, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 14, 2017

Physical address of issuer
855 Boylston Street, Suite 1000, Boston, MA 02116-2622

Website of issuer
kingscrowd.com

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,166,501.00	$83,159.00
Cash & Cash Equivalents	$563,133.00	$43,645.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$616,517.00	$0.00
Revenues/Sales	$488,716.00	$18,572.00
Cost of Goods Sold	$107,058.00	$134,687.73
Taxes Paid	$0.00	$0.00
Net Income	-$574,156.00	-$493,484.00


June 1, 2021

FORM C-AR

KingsCrowd, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by KingsCrowd, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at kingscrowd.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 1, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

KingsCrowd, Inc. (the "Company") is a Delaware corporation, formed on December 14, 2017. On December 29, 2020 we converted from a Delaware limited liability company to a Delaware corporation.

The Company is located at 855 Boylston Street, Suite 1000, Boston, MA 02116-2622.

The Company's website is kingscrowd.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

KingsCrowd is a rating and analytics service for the online private markets that provides both individuals and institutions who generally pay subscription fees for access to its various products with independent analysis and research tools for making informed investment decisions in this newly emerging space.

Overview.   We provide institutional grade research, analytics tools and ratings that empower people to make confident and inspired investments in the online private markets. The online private markets are comprised of securities offerings made pursuant to Regulation CF ("Reg CF"), Rule 506(c) of Regulation D ("Rule 506(c)"), and Regulation A ("Reg A"), which are exemptions from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and are not public offerings of securities. Rule 506(c) and Reg A permit issuers to broadly solicit and generally advertise an offering, subject to certain conditions, which provides them with access to a wider audience of investors than previously had been permitted under Securities and Exchange Commission ("SEC") rules. Reg CF offerings are required to be offered and sold through an online platform operated by an SEC registered intermediary or broker dealer. In addition, Reg A and Reg CF offerings may be made to non-accredited

investors, subject to investment limitations, which expands the universe of potential investors and makes investing in start-up and early-stage companies available to the general public.

We collect more than 150 data points on each deal for which we provide information, organize the information in logical and manageable segments, provide analytical tools that permit investors to evaluate that information and analyze business metrics integral to making an investment decision. We then compare all companies that are actively raising capital to each other in every data point we collect via our proprietary rating algorithm (an algorithm is a set of instructions devised to solve a class of problems or to perform a computation) and rank each company and the securities being offered based on collected data, and convert the ranking into a score. The end result is a number between 1 (lowest score) and 5 (highest score) for every aspect of the company, including: price, market, differentiation, performance, team, and risk, as well as an overall score for the company int a specific funding round.

We believe that we are the first and only comprehensive data-driven rating and analytics facility to service the online private market space. Currently, we cover all Reg CF deals available to the market, approximately 20% of Reg A offerings and approximately 10% of Rule 506(c) offerings that are live on online private market funding portals. We will use a portion of the proceeds that we receive from this offering to develop the infrastructure to cover Reg A and Rule 506(c) offerings. Our qualitative and quantitative ratings are not intended and we advise users not to construe them as investment recommendations. We are not a fund, an asset manager, or a financial or investment advisor. Rather, we provide information to aid investors who are making their own investment decisions.

We have experienced dramatic growth in our subscriber base since our inception. At the end of 2018, our first full year of operations, we had 800 subscribers and annual recurring revenue, or ARR, of $12,000. At the end of 2019, we had 90,000 subscribers and of ARR of $50,000. At the end of 2020, we had 300,000 subscribers, including over 10,000 paying subscribers, and ARR of more than $700,000.

Our Industry. Under the federal securities laws, any offer or sale of a security must either be registered with the SEC or made in reliance on exemption from the registration requirements. Registered, or public, offerings are generally too expensive and time consuming for start-up and early-stage companies, which turn to raising capital through unregistered ("private") offerings in transactions exempt from registration. Prior to the adoption of Rule 506(c) in 2013, the amendments to Reg A in 2015 and the adoption of Reg CF in 2016, capital raising through private offerings had been constrained by rules that limited the manner in which such offerings could be sold and the class of prospective investors to whom private offerings could be made mostly to accredited investors (persons or entities that satisfy at least one requirement established by the SEC regarding the investor's income, net worth, assets, governance status, or professional experience) with which management of an issuer had a pre-existing relationship. The relaxation of the exemptions from registration provided by the new rules and regulations amounted to a paradigm shift in the offering framework for raising capital, particularly for start-up and early-stage companies. The new and revised private offering exemptions provide issuers with a wider spectrum of offerees to whom offering documents could be more efficiently disseminated by way of the internet, among other advantages that were not previously available to start-up and

early-stage companies, such as how these amended and new exemption handle state securities laws.

The new and revised private offering exemptions afford ordinary people the ability to invest in start-up and early-stage companies, a realm previously available only to the wealthy and well connected. Offerings made under Reg A and Reg CF typically provide for manageable investment increments (small or no minimum purchase amounts) and low unit offering prices that reflect the issuer's stage of development, making investment in these companies accessible to virtually anyone. The internet platforms through which Reg A and Reg CF offerings are made provide people with a new way to invest beyond the stockbroker / investment bank model and allow them to invest in companies that satisfy very particular personal criteria, such as companies that have a specific socially driven mission. The rise in the stock market indices over the last several years appears to have inspired ordinary people to embrace personal investing as a means of providing for their future and having fun. We believe that the COVID-19 pandemic has been a driver of independent, individual ("retail") investment, as more people are working from home and have extra free time to spend on non-work-related activities. Perhaps, most importantly, we have found that our customers truly enjoy learning how to invest and investigating and analyzing potential investments and the empowering feeling of making an investment and building a portfolio on their own.

Until recently, consumers did not require research and analytic services for smaller private issuers of securities because they raised capital in private offerings under which offering documents were confidential and offers and sales were restricted principally to accredited investors. The revisions to the existing exemptions and the adoption of Reg CF launched a new market for securities research, analytics and ratings for smaller companies that utilize these new online private markets.

We believe that the trend in the increase in the number of Reg A and Reg CF offerings and the aggregate amount raised by issuers pursuant to these exemptions will continue to escalate driven by:

- increasing numbers of companies and their advisors taking notice of the potential to raise capital by way of the internet-based portals through which many of these offerings are made;

- recently enacted increases in offering amounts allowable under Reg A and Reg CF making these exemptions viable funding pathways to raise meaningful sums of capital for a wider range of issuers;

- broader participation by the general public as more people become aware that they can invest in start-up and early-stage companies;

- additional regulatory mechanisms that enhance and fine tune these exemptions to make them more secure and appealing to issuers and investors; and

- ·technological advances to online platforms making investing in online private markets more seamless, secure and accessible.

Our Opportunity

We believe that novice and sophisticated investors are seeking information regarding opportunities in the private equity asset class. In 2020, approximately 55% of adults in the United States invested in the stock market, including about 20% of adults with annual family incomes of less than $35,000, rising to 88%, either directly or indirectly (through employer-based plans), of those with incomes above $100,000. We believe that the new online private markets, in which securities typically are sold at lower unit prices and in more manageable increments than registered public offerings, will continue to attract even more Americans to invest in securities offered in the online private markets.

As the first, and to our knowledge only, company offering comprehensive online research, analytics tools and ratings covering the online private markets, we believe that we have a distinct advantage to capture existing and new investors in these markets. With each year in business, we are not only building a brand that our customers' trust but we also are building a data base of information that will be very difficult and expensive to reproduce. We also expect that as interest in private online markets grows, large financial services institutions, such as investment banks and brokerage firms, will offer their customers research, analytics and rating tools that cover these markets. We believe that our brand, reputation and data base will be an advantage that attract financial institutions which may seek to license our products, either directly or on a white label basis, to make them available to their customers. We believe that this market represents a powerful opportunity for us to leverage relationships with discrete organizations to gain access to hundreds of thousands of customers.

We also believe that our status as a first market mover will allow us to take a leadership role in the field and establish procedures and conventions that develop into industry standards. We have accumulated, and will continue to gather, data on our customers' research and investment activities and behaviors that will drive our product development and marketing practices. We have an opportunity to develop a busines that becomes the benchmark against which all other companies that enter this space are measured.

Our Solutions for a New Market

We offer products that address the new market for research, analytics and ratings for the online private markets. We currently offer four levels of services, including a free service and three paid tiers on a subscription-basis. Paid subscriptions can range from monthly to one-year or multi-year arrangements and are generally non-cancellable during the contractual subscription term.

We cover every Reg CF transaction posted on online private market funding portals, such as Wefunder, Republic, Netcapital and SeedInvest. Each offering is ascribed a separate page on our website where we aggregate and categorize data from a wide range of primary and secondary sources. We track over 150 data points on every company that raises capital via Reg CF, which we believe is unique to our organization. Each company page on our website provides a synopsis of the deal; specific deal information, such as the amount sought to be raised, the valuation of the

issuer by way of a "price score;" the industry in which the issuer operates; the market for its products; the management team, differentiating factors; performance; and our outlook for the issuer under both good and less than optimal conditions. In addition to the foregoing, all of our products allow investors to create an online portfolio so that they can visualize all of their Reg CF investments in one place. We send all subscribers a weekly email that covers the latest deals to market, a newsletter roundup of what's going on at KingsCrowd and other general industry news.

 Each progressing tier of subscription provides increasing levels of analysis and ratings based upon the findings of our in-house investment research team. Our top subscription tier offers retail investors access to what we believe is a first-of-its-kind data-driven, quantitative rating system that benchmarks all live Reg CF deals against one another, which provides a powerful sorting and filtering tool for analyzing the market of all available opportunities for investments available on all Reg CF platforms, and 0-5 scores for every company based on the data we collect and to which we apply our rating algorithm for early stage companies (pre-seed, seed stage companies). This provides a quantitative deep dive on all key components of the issuer and the offering.

Our products unlock the power of data to provide a robust tool for sorting through hundreds of live offerings to present an environment that is manageable for novice investors and sophisticated enough for experienced investors.

Our Competitive Advantages

•   We have the advantage of being the first and, we believe, only data-driven rating system covering every Reg CF offering.

•   We have developed our proprietary ratings algorithms for early-stage companies (pre-seed, seed stage companies) that are conducting Reg CF offerings.

•   We provide research, analytics and ratings independent of the companies we cover, and accept payments only from our subscribers, not from issuers or funding platforms.

•   We have been tracking every Reg CF deal for over 2 years and we are building a proprietary database of companies raising capital online. The value of our datasets grows each day as the universe of Reg CF companies grow and the importance of data in this market grows.

•   We audit our ratings software and research content at several levels to ensure quality data and output for customers of our service.

Our Market Strategy

We seek to acquire customers in an efficient manner. We market our platform directly to retail investors through online digital marketing and referrals and indirectly by leveraging relationships with financial publishers. We will allocate a significant percentage of the net proceeds we receive from this offering to marketing efforts. We intend to expand our marketing team and implement a comprehensive marketing plan that will include the following elements.

• Enhancing our direct-to- retail investors approach that employs digital customer acquisition tools, such as search engine optimization, which helps our audience find us by boosting our ranking during internet searches, which has helped us grow to over 300,000 subscribers in three years

• Working with financial publishers on a pay for performance basis, by inserting ads into publications and paying them for paying customers originating from their publications.

• Targeting financial institutions, financial publications and other financial professionals, as we seek to enter into partnerships and licensing arrangements in which our products are made available to their clients, which could expand our subscriber base rapidly and significantly

Growth Strategy

Our plans for the future of the business include the following:

• We intend to aggressively pursue new customers with increasing efficiency while expanding our sales capacity.

• We are focused on investing in research and development to continue to enhance our products and release new features and products.

• We plan to expand coverage to all deals in the various online private markets, including 100% of Reg A, Rule 506(c) and late-stage secondary markets.

• We plan to develop and apply machine learning algorithms to our growing database to determine predictive capabilities and index-like products that can be created for online private markets.

• We will seek to enter into partnerships and licensing arrangements with financial institutions, financial publications and other financial professionals.

• We expect to expand into other asset classes that utilize online private markets, including real estate equity and debt, consumer debt, and other alternatives.

• Once we have fully established our position as the leading provider of products and services covering the online private markets in the United States, we will consider rolling out into other markets that have active online private market ecosystems, such as the United Kingdom.

In order to achieve our growth strategy, we will require substantial proceeds from this offering or from other sources to retain the necessary personnel to develop pipeline products, build sales channels and implement the other growth initiatives described above.

History of the Business

We were formed as a manager managed limited liability company in Delaware in December 2017. After June 5, 2018 and through the date of our Corporate Conversion from a limited liability company to a corporation, as described below, our board of managers had been comprised of Christopher Lustrino, Nantascot LLC ("Nantascot") and Netcapital Inc. ("NCI").

In August 2018, we closed a Reg CF offering in which we sold an aggregate of 108,348 units in KingsCrowd LLC prior to the Corporate Conversion described below, for an aggregate price of $121,350, or $1.12 per unit (the equivalent of approximately 1,378,095 shares of Class A common stock in KingsCrowd, Inc. at approximately $0.088 per share).

Commencing in late 2018 and continuing through early 2020, we sold an aggregate of 520,378 units in KingsCrowd LLC prior to the Corporate Conversion described below, for an aggregate price of $1,046,455, or $1.80 per unit (the equivalent of approximately 6,618,766 shares of Class A common stock in KingsCrowd, Inc. at approximately $0.1415 per share).

In November 2018, we acquired certain assets of Crowditz, LLC, a data provider for the Reg CF space, consisting of website domains, software, newsletter subscribers, images, and computer equipment. The acquisition accelerated the growth of our data base of information relating to companies undertaking Reg CF offerings. As consideration for the purchased assets, we issued 90,317 common units, to the owners of Crowditz, LLC, which were valued at $162,571 based on the price of the Company's common units in the Reg CF offering which were conducting at the time (the equivalent of approximately 1,148,756 shares of Class A common stock in KingsCrowd, Inc. at approximately $0.1415 per share).

In 2019, we sold 27,776 common units to an investor at $1.80 per common unit in KingsCrowd LLC, the price of the Company's common units in the Reg CF offering which we were conducting at the time, for gross proceeds of $50,000 (the equivalent of approximately 353,287 shares of Class A common stock in KingsCrowd, Inc. at approximately $0.1415 per share). We sold these units pursuant to the exemption from registration afforded by Section 4(a)(2) of the Securities Act.

In December 2019, we entered into a License to Purchase Agreement with Newchip Inc. whereby we acquired a license to use certain of that company's software and systems for a period of 16 months. In consideration of the license we agreed to, (i) pay to Newchip a monthly fee equal to 25% of the revenue we receive based on the assets and assets (the "Newchip Revenues"), (ii) pay Newchip an additional fee equal to 1% of the amount the Newchip Revenues per year until such time as we pay to Newchip the total amount of $1 million or we are acquired in a positive transaction, at which time we would issue to Newchip a number of shares of Class A common stock equal to 5% of the outstanding shares of that class as of March 31, 2021, and all of Newchip's rights in the licensed property would be transferred to us. If we do not pay to Newchip minimum total of $150,000 by March 31, 2021, it may revoke or renegotiate the license. (We do not believe that the technology subject to the license is material to our business and a loss of the license would not have a material adverse effect on our operations or financial condition.) In connection with the license agreement, we issued to Newchip a warrant

entitling it to purchase up to 110,619 preferred units in KingsCrowd LLC at a price of $2.26 per unit until December 2, 2021. The preferred units to be issued upon exercise of this warrant were to be the same as those issued in the most recent financing round after the issuance of the warrant and if no preferred units were issued. If at the time of exercise, no preferred units had been issued, then the warrants would be exercisable for the same class of units issued to the other members. We did not issue any preferred unit in KingsCrowd LLC prior to the Corporate Conversion and as of the date hereof, the warrant would entitle the holder to purchase 1,406,980 shares of Class A common stock at a price of approximately $0.178 per share.

In March 2020, we acquired 100% of the membership interests of Early Investing, LLC ("Early Investing") from Oxford Financial Publishing, LLC ("Oxford"), which we have accounted for as an acquisition of assets consisting solely of Early Investing's customer list. Oxford retained the right to sell its own product to the customer list and is permitted to continue generating revenue from the customer list for a period of two years. In consideration of the purchase we paid to Oxford a sum equal to 40% of the gross revenue we generate from the customer list in the first year after the purchase, 25% in the second year and 10% in the third year.

On December 29, 2020, we converted from a Delaware limited liability company to a Delaware corporation, which we refer to throughout this report as the "Corporate Conversion" and the date upon which the Corporate Conversion occurred, the "Corporate Conversion Date." Upon the Corporate Conversion Date, KingsCrowd, Inc. succeeded to the business of KingsCrowd LLC and the securities holders of KingsCrowd LLC became the securities holders of KingsCrowd, Inc., as described in more detail under the heading "Corporate Conversion" in the "Capitalization and Ownership" section below.

RISK FACTORS

The following is a summary of the most significant factors that make being an investor in KingsCrowd speculative and substantially risky. We are still subject to all the same risks that all companies in its industry, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments. Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks of owing shares of KingsCrowd.

Related to the Company's Business and Industry

We have a history of losses and may not achieve profitability in the future.

We have a limited operating history, which makes it difficult to evaluate our prospects and future operating results.

Our dependence upon external sources for the financing of our operations, particularly given that our auditors' report for our 2019 and 2020 audited financial statements contain a statement concerning our ability to continue as a going concern.

We derive, and expect to continue to derive, substantially all of our revenue and cash flows from subscriptions to our platform and products.
If we fail to attract new customers or are unable to convert existing free tier subscribers to paid subscriptions, our revenue, business, results of operations, financial condition and growth prospects would be harmed.

We are a small company with limited financial, personnel and other resources compared to most of the other entities that provide financial products, including securities related research, analysis and ratings, to the public, and other financial institutions with substantially more assets than we have could enter our market and we might not be able to compete effectively against such institutions.

We have experienced rapid revenue growth in recent periods and our recent growth rates may not be indicative of our future growth.

Our success and future growth depend upon the continued services of our management team and other key personnel, and any failure to retain our senior management or other key personnel, including due to illness resulting from COVID-19, could harm our business, and we may not be able to find adequate replacements.

Declines in the stock market or other market disruptions could deter issuers from undertaking Reg A or Reg CF offerings or deter people from investing in Reg A, Reg CF and Reg D securities and reduce the need for our products, which would adversely affect our business and results of operations.

Our success and future growth will depend our ability to attract and retain qualified employees and any failure to attract and retain new qualified employees could have a material adverse impact on our prospects and growth.

If we fail to enhance existing products or develop new products that are appealing to customers, our business, results of operations and financial condition would suffer.

If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

Changes in laws and regulations to the online private markets, including curtailing or eliminating participation by non-accredited investors in exempt offerings, would have an adverse impact on our business, operating results and prospects.

Any actual or perceived security or privacy breach could interrupt our operations, harm our reputation and brand, result in financial exposure, and lead to loss of user confidence in us or decreased use of our platform, any of which could adversely affect our business, financial condition, and results of operations.

If we fail to adapt and respond effectively to rapidly changing technology, new social media platforms, evolving industry standards or changing customer needs, requirements, tastes or preferences, our products may become less competitive.

We may be subject to claims for securities law violations, defamation (including libel and slander), negligence, or other claims relating to the information we publish, including our research, rankings and ratings.

We may become subject to other litigation that could be costly and time-consuming to defend.

Natural catastrophic events, pandemics, and man-made problems such as power-disruptions, computer viruses, data security breaches, and terrorism may disrupt our business.

We expect that in the future, our business will depend, in part, on strategic partnerships with financial institutions and our failure to enter into and maintain these relationships could harm our business.

Our business depends on a strong brand, and if we are not able to develop, maintain and enhance our brand, our business and operating results may be harmed.
Moreover, our brand and reputation could be harmed it we were to experience significant negative publicity.

Our expansion into international markets would subject us to additional risks and costs, including exposure to foreign currency exchange rate fluctuations, that can adversely affect our business, operating results and financial condition.

We may require additional capital to support the growth of our business, and this capital might not be available to us on acceptable terms, if at all.

There currently is no public market for any of our securities and we do not currently intend to create a market for any of our securities.
Your investment could be illiquid for a long time or may never become liquid. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there are restrictions on how you can resell the shares you receive in a crowdfunding offering. The exception to this rule is if you are transferring the unit back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce. See "Restrictions on Transfer" under "Other Information" below.

There is no regular, established market for these shares and there may never be one. As a result, if you decide to sell these shares in the future, you may not be able to find a buyer. It is possible that we could be acquired at some point in the future or could conduct one or more offerings, public or private, that might provide liquidity to you. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The dual class structure of our common stock and the existing ownership of Class B common stock by entities related to two of our directors have the effect of concentrating voting control with these stockholders for the foreseeable future, which will limit the ability of our other investors to influence corporate matters.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

KingsCrowd is a rating and analytics service for the online private markets that provides both individuals and institutions who generally pay subscription fees for access to its various products with independent analysis and research tools for making informed investment decisions in this newly emerging space.

Business Plan

Overview

Our mission is to democratize investing by providing institutional grade research, analytics tools and ratings to investors in the online private markets.

We offer new and seasoned investors in the online private markets the research and insight they need to make data driven investment decisions. We deliver our data in manageable and cogent segments in plain English without diluting the substance or importance of the information, which keeps the data accessible to novice investors without sacrificing the depth and intricacies demanded by more sophisticated investors. We also offer our subscribers online training and educational tools that instruct them how to capitalize on the quantity and quality of data we provide.

We believe that we are the first and only comprehensive data-driven rating and analytics facility to service the online private market space. Our market is relatively new, arising out of the JOBS Act passed in 2012, and is growing dramatically as investors seek to harness the potential of investing in start-up and early-stage growth companies. As the first to market, we are amassing and analyzing data sets that we believe will provide us with significant advantages that will differentiate our Company from our future competitors for years to come. Some of these advantages include gaining familiarity with different classes of investors, which will allow us to develop the products that or users most desire, and enhancing our proprietary ratings algorithms, which will allow us to provide increasingly more accurate ratings. We also believe that our first

to market status will allow us to take a leadership role in the field and establish procedures and conventions that develop into industry standards.

As of that date of this report, we believe that we cover all Reg CF deals and approximately 20% of Reg A offerings and 10% of Rule 506(c) offerings that are live on online private market funding portals.

We have experienced dramatic growth in our subscriber base since our inception. At the end of 2018, our first full year of operations, we had 800 subscribers and annual recurring revenue of ARR, of $12,000. At the end of 2019, we had 90,000 subscribers and of ARR of $50,000. At the end of 2020, we had 300,000 subscribers, including more than 10,000 paid subscribers, and ARR of more than $700,000.

Our Industry

Companies such as Moody's Investors Service, Standard and Poor's and Fitch Ratings have been offering securities research, analysis and ratings services since the early 20th century and are well-known and trusted names in the industry. Investment banks, such JP Morgan Chase, Bank of America Merrill Lynch and Goldman Sachs, and independent firms, such as Morningstar and Value Line, also provide their customers with broad categories of research and investment analysis. These firms cover equity, debt and derivative securities issued principally by large companies, funds and governments. Until recently, consumers did not require research and analytic services and tools for smaller private issuers of securities because they raised capital in offerings exempt from the registration requirement of the Securities Act that restricted offers and sales of their securities principally to accredited investors on a private basis.

Our business is borne out of amendments and supplements to federal securities laws mandated by the JOBS Act which were intended to facilitate capital raising. Under the federal securities laws, any offer or sale of a security must either be registered with the SEC or meet an exemption. Until recently, exemptions from registration were constrained by limitations that made capital raising difficult, particularly if the issuer did not have an extensive network of accredited investors available to it. In response to the mandates created by the JOBS Act, the SEC took the following actions:

1. Create Reg CF under which eligible companies are allowed to raise a maximum of $5,000,000 in a 12-month period exclusively through an online platform operated by an intermediary that must be a broker-dealer or a funding portal that is registered with the SEC and FINRA. Reg CF permits sales of securities to accredited and non-accredited investors, subject to investment limitations for non-accredited investors. Issuers relying on Reg CF must file disclosure documents through the SEC's EDGAR system but the documents they are required to file are significantly less burdensome and costly to prepare than the disclosure documents required by Reg A and registered public offerings, making Reg CF ideally suited for start-up and pre-revenue companies seeking capital from third-party investors.

2. Amend Reg A to create what is sometimes referred to as Reg A+, which allows issuers to offer and sell up to $75 million of their securities during a twelve-month period publicly, on a

self-underwritten basis, through placement agents or through a third-party online platform, and to employ general solicitation (within certain guidelines) in connection with offers and sales of securities. Reg A permits sales of securities to accredited and non-accredited investors, subject to investment limitations for non-accredited investors. Securities sold in Reg A offerings are not subject to transfer restrictions and are not restricted under Rule 144. This is an attractive feature for investors compared to securities purchased in other types of private offerings, including Reg D and Reg CF, that are restricted securities and may not be resold for some period of time after purchase. Many issuers are utilizing Reg A as a means to "go public" either by listing the securities sold directly on a stock market or creating a secondary trading market for the securities on an over the counter (OTC) quotation service such as one of the markets operated by OTC Markets Group. Issuers relying on Reg A must file disclosure documents through the SEC's EDGAR system but, typically, raising capital by way of Reg A is significantly less expensive than conducting an initial public offering (IPO), which is attractive to issuers.

3. Add new Rule 506(c) to Reg D which allows issuers of securities to engage in general solicitation in the offer and sale of securities solely to accredited investors. Private placements made pursuant to Rule 506 have been and remain the most common regulatory pathway for businesses to raise capital for many reasons, including that an issuer is not required to disseminate any specific disclosure other than what investors in the offering may request and because offering materials are not subject to SEC review. Prior to the adoption of Rule 506(c), general solicitation was prohibited in Rule 506 offerings, effectively limiting offers and sales of securities to accredited investors with whom the issuer had a preexisting relationship.

NOTE: *The foregoing discussions of Rule 506(c), Reg A and Reg CF do not purport to be complete and are intended only to provide the information relevant to a discussion of the origination of our business.*

The revised and new laws adopted under the auspices of the JOBS Act directly enable our business, both from an issuer and an investor perspective. For issuers of securities, the new rules make different types of financing available to a wider range of issuers by way of new offering media. For investors, general solicitation, the provision of access to offerings by start-up and early-stage companies to non-accredited investors and the proliferation of internet-based funding portals through which these offerings are marketed to the public have been drivers for increased individual interest and investment in the online private markets. All of these factors have served to expand the universe of potential investors to whom private offerings may be made. Reg A and Reg CF have made investing accessible to the general public. Ordinary people now have the ability to invest in early-stage companies typically in manageable investment increments, in many cases less than $100, and at low unit offering prices, often below $1. The internet platforms through which Reg A and Reg CF offerings are made provide people with a new way to invest beyond the stockbroker/investment bank model and allow them to invest in companies that satisfy very particular personal criteria, such as companies that have a socially driven mission. The rise in the stock market over the last several years appears to have inspired ordinary people to embrace personal investing as a means of providing for their future and having fun. We believe that the COVID-19 pandemic has been a driver of independent, individual investment, as more people are working from home and have extra free time to allocate to other activities. Perhaps, most importantly, we have found that our subscribers truly enjoy learning how to invest

and investigating and analyzing potential investments and the empowering feeling of making an investment and building a portfolio on their own.

Reg CF, Reg A and Rule 506(c) have proven to be popular with issuers and investors.

With regard to Reg CF, a January 2021 report released by Crowdfund Capital Advisors showed that the number of Reg CF offerings rose to 1,149 in offerings in 2020, an increase of over 61% compared to 2019, and that aggregate capital commitments to Reg CF issuers rose by 77.6% from $134.8 million in 2019 to $239.4 million in 2020. The average raise increased from $298,331 in 2019 to $308,978 in 2020. The number of investors participating in offerings increased from 150,000 investors in 2019 to 220,00 investors in 2020, a 75% increase committing more than 358,000 investments compared to 2019. The average valuation of issuers relying on Reg CF increased from $11.4 million to $13 million with an offering success rate of 63.7%. The Crowdfund Capital Advisors report states that the numbers relating to Reg CF offerings and investors could double in 2021. As of the date of the report, there were approximately 60 different Reg CF funding portals.

In March 2020, the SEC released a report showing that since the effectiveness of the Reg A amendments in 2015:

     1. $2.446 billion has been raised by 183 issuers (average of $13.4 million), including $230 million in Tier 1 and $2.216 billion in Tier 2 offerings; and

     2. $9.095 billion was sought across 382 qualified offerings (average of $23.8 million), including $759 million sought across 105 qualified Tier 1 offerings and $8.3 billion sought across 277 Tier 2 offerings.

According to the SEC report, the aggregate number of offerings and financing levels between 2016 and 2019 were significantly higher than Reg A financing levels prior to the 2015 amendments due, in large part, to the increase in the offering size, which makes Reg A a viable capital raising option for many issuers, and the other advantages provided by Reg A+ compared to the old rules.

Per a report released by the SEC, during the period July 1, 2018 to June 30, 2019, issuers raised approximately $210 billion pursuant to Rule 506(c). Many of these offerings are posted on internet-based Reg D equity offering platforms to provide broader exposure to a wider audience of investors, thereby providing access to deals to accredited investors on a global basis in every business sector.

Our Opportunity

We believe that the trend in the increase in the number of Reg A and Reg CF offerings and the aggregate amount raised by issuers will continue and will escalate and mature in the coming years. From a regulatory perspective, we see the SEC and other federal agencies continuing to enhance and fine tune these regulations in ways that will make them more secure and appealing to issuers and investors alike. From the issuer perspective, we believe that as increasing numbers

of companies and their advisors take notice of the potential to raise capital by way of the internet-based portals through which these securities are offered, these exemptions will be utilized more regularly. We also believe that the increased offering amounts available under Reg A and Reg CF effective in March 2021 will make these exemptions viable funding pathways to raise meaningful sums of capital for a wider range of issuers and drive further use of these exemptions. From an investor perspective, we believe that as more people become aware that they can participate in start-up and early-stage investing, the audience for these types of offerings will grow. Public interest and excitement in these smaller offerings may flourish as successful companies that got their start by way of a Reg A or Reg CF offering, including, perhaps, a "unicorn" (a private company with a valuation over $1 billion), complete initial public offerings at a price many times the price paid by a Reg A or Reg CF investor. We also believe that as the technologies that power online platforms continue to evolve, the investment process will become more seamless, secure and accessible to retail investors.

We expect that our role in the industry will continue to grow and evolve. As the number of offerings posted to online platforms increases, which will deepen the difficulty investors face screening and identifying the best investments, the value of our product increases. As more investors enter the online private markets, our applicable market size grows and we will continue to develop products that meet our customers' evolving approach to investing and the research they demand to satisfy their needs. We believe that our ratings algorithms, as well as machine learning technologies and other new technologies, will continue to progress and attract more investors to the online private markets and our services. We believe that we are developing a reputation as a trusted provider of ratings and analytics in the online private market space. As the first mover in our industry, we are confident that as independent retail investing continues to take off, we will be poised to capture a large share of the growing market. Additionally, larger institutions are beginning to appreciate investors' increased interest in these smaller offerings and the aggregate dollars invested in the online markets represent growth potential that cannot be ignored. We are now fielding inquiries from the corporate development departments of global financial services providers in the public markets that are connecting with us to make our private equity solutions available to their customers. With these developments, we see our future growing both organically with retail investors and through corporate development with major institutions who we hope will license our products and make them available to their customers.

Our Solutions for a New Market

Until recently, retail investors in the online private markets had to identify attractive deals from the countless documents filed by issuers on the EDGAR system or posted on online funding platforms and struggle through dense offering materials to conduct the research necessary to make an investment decision in a company. Learning about available offerings in business sectors in which they were interested and conducting the research relating to appropriate investments had been a difficult and time-consuming exercise for investors. For new or unsophisticated investors, the process could be intimidating and overwhelming, and, to many, an impenetrable barrier to getting started. Many seasoned investors do not have the time to undertake effective comprehensive research with respect to all of the deals available to them.

We founded our Company so that everyone could have access to institutional-grade ratings, research and analytics tools to analyze Reg CF, Reg A and Rule 506(c) offerings and to simplify the investment selection process. Our product solutions aggregate and summarize deal-flow from all Reg CF online funding portals into a single platform and provide investors in the online private market with the information they need to hone in on the deals that meet their specific investment criteria and to make informed, confident and inspired investment decisions.

Equity capital is typically raised in many rounds of financing that correspond to a company's stage of development. Each stage entails its own risks and generally, the more recently a company was organized, the riskier the investment because the company may, for example, still be developing its products or may not have a management team in place. At each stage in a company's life cycle, it may rely on one of the private offering exemptions described in this offering circular to raise capital. Historically, the specific exemptions from registration upon which a company would rely in making an offering corresponded to the company's stage of development. However, with the recent increase in the offering limits to Reg A to $75 million in March 2021 and Reg CF to $5 million in March 2021, these exemptions are available to a wider range of companies at various points in their life cycles. Investors may be attracted to specific stages of capital formation because, for example, they have a higher threshold for risk and the potentially higher return these types of deals may enjoy, their financial resources may limit them to investing only in pre-seed and seed funding deals (Reg CF deals) which may include companies offering securities a lower per unit prices and lower minimum investment amounts as compared to more mature deals, or because they enjoy the excitement of investing in these types of deals. Our current products are geared mostly to investors who invest in start-up and early-stage companies with limited but expanding coverage of larger deals offered under Reg A or Rule 506(c). We plan to develop products that cover all deal across the spectrum of private funding.

Below is a general description of the types of financing that companies pursue at various stages of their life cycle and the exemptions form registration on which they may rely in making a securities offering, which may provide insight into the products that we offer.

Pre-Seed Funding, which refers to the initial capital a company raises, is typically obtained from friends, family members and personal credit. This round could be as small as $5,000 and as high as $100,000. Companies at this stage usually have an idea for a product and often not much more. Institutional funding and bank loans typically are not available for companies in this round because they are not generating revenue. With this funding, the company may perfect its business plan, start building its management team, purchase production equipment, build a website, or build product prototypes.

Seed Funding (also called seed capital) typically ranges from $100,000 to $500,000 and historically has been provided by angel investors who may purchase convertible notes or common stock. Companies may use seed funding to grow the business and achieve proof of concept, which may entail building a product or service and establishing that customers will buy it. Investments in companies seeking pre-seed and seed funding are usually the riskiest types of investment because there are so many variables for which there are no clear answers, such as whether an issuer's products will ever be developed or gain market acceptance. Many companies

are now utilizing Reg CF to raise capital at these stages because Reg CF portals offer them higher visibility and access to a wide audience of potential investors to whom they can offer and sell securities at very low unit prices. Some of the more mature companies in the seed funding stage may consider offering under Reg A, which may be more appealing to investors because the securities purchased are freely transferable.

Early-Stage Investment (Series A - C series preferred stock). "Series A" financing historically has been used to describe the first round of institutional funding for a venture. The name is derived from the class of preferred stock investors receive in return for their capital. A typical Series A round may be between $2 million and $5 million. Capital may be used for virtually any purpose and cover the full spectrum of needs – from product development and marketing to employee salaries, with the goal of funding one or two years of operations. In Series B offerings, companies may raise $5 million to $20 million in capital or more. Each round may be used for a specific purpose, such as expansion, product development or marketing. Preferred stock usually offers the investor rights beyond those possessed by holders of common stock, such as preferred dividend or liquidation rights, or the right to elect a director.

Later Stage Investment (Series D preferred stock and beyond – some venture backed companies have raised over 10 rounds of preferred stock financing) are further rounds of venture capital funding. Each round may raise between $5 million and $20 million or more. These rounds typically had been funded by institutions, venture capital firms, strategic partners and corporate investors.

Prior to the adoption of Reg A, smaller series preferred rounds typically were raised under Rule 506(b) through investment banks, registered broker-dealers that placed the securities with their customers, or to angel investors or institutions that had an appetite for what are considered in the industry to be very small deals which are riskier. The increase in the maximum offering amount permissible under Reg A in 2015 and the opening of deals at this level to non-accredited investors changed the capital raising landscape for companies at this stage of development. Companies are no longer beholden to Rule 506(b), which limits the investor audience to accredited investors only and the way in which these deals were pitched to prospective investors. However, many companies continue to prefer Rule 506(b) offerings because the offering documents and the details of their business remain confidential, and these deals are usually funded by smaller groups of investors who are more sophisticated.

Mezzanine Financing is often provided by institutions, private equity firms, and the like, and may be structured as equity, debt, or convertible notes that is provided to a company just prior to its initial public offering ("IPO"). Mezzanine investors generally take less risk, since the company is generally solid and poised to "cash out" relatively quickly. Most mezzanine financing is obtained in reliance on Rule 506(b).

Current Products

Our products comprise two principal components: investment research, which represents the content and information we provide about individual issuers, and proprietary software, from which we generate issuer rankings and ratings.

We collect more than 150 data points on each issuer, including information relating to its team, its market, financial statements, traction with consumers, and competitors. Our investment research team collects data from multiple sources such as the issuers' pitch decks, capital raise pages on all of the funding portals (including all Reg CF funding portals such as Wefunder, Republic, Netcapital, SeedInvest), news articles and announcements, social media, founder profiles and resumes, recruitment websites, the SEC filings, growth data provided by the companies and information derived from alternative data sources. Our research team distills and compiles the data in easily manageable segments. Our research team incorporates three layers of data audit, including individual data review; peer reviewed data and our vice president of investments final review. We maintain and track all of our research in the investment research portal designed and built by our team.

Our proprietary algorithm uses a comparative modeling approach to rank and score all companies actively raising capital from the markets across the various key dimensions deemed notable in the rating algorithm and traditionally utilized by venture investors to make informed investment decisions. The end result is a number between 1 (lowest score) and 5 (highest score) for every aspect of the issuer, including: price, market, differentiation, performance, team, and risk, as well as an overall score for the issuer at a specific funding round. Our software team employs four layers of code review including personal code review, group code review; staging review; and post-launch bug review and fix.

Our research, data, and proprietary ratings are accessed via subscription services through our web-based platform. We currently offer four levels of service on a subscription-based model for access to our platform, including a free tier and three priced tiers. Paid subscriptions can range from monthly to one-year or multi-year arrangements and are generally non-cancellable during the contractual subscription term.

Free Tier – Our free tier offering provides retail investors with access to basic analytics on every company raising capital under Reg CF. The landing page of our website available to all tiers includes general industry data, including general Reg CF industry statistics, an overview of new deals, top ten weekly raises, latest ratings, latest analyst reports, industry valuation trends, industry analysis, founder profiles, top deals, deals to watch, and much more. From the landing page, a subscriber can link to various pages that provide educational tools and other information about investing and information pertaining to companies conducting offerings, which includes analyst reports, ratings and other resources. It also provides market level analytics on the Reg CF space as a whole, including the amount raised on each Reg CF platform, aggregate information by industry and development stage of companies offering under Reg CF. We also offer subscribers to create their own portfolio page to add all of their Reg CF investments from the various platforms into a personal portfolio that allows them to visualize all of their Reg CF investments in one place (we make clear to our subscribers that we are not the holder of the investments, nor a portfolio manager, we simply provide visualizations of investments in one place).

Each company page on our website provides a synopsis of the deal; specific deal information, such as the amount sought and the valuation of the issuer; fundraising performance analytics

such as investment momentum, amount raised to date, number of investors, and a "price score" that rates the per unit price of the security offered against the valuation; the industry in which the issuer operates; the market for its products; the management team, differentiating factors; performance; and our outlook for the company under both good and less than optimal conditions. We also send our subscribers weekly emails covering the latest deals to market, a newsletter roundup of what's going on at KingsCrowd and other general industry news.

Each of our paid tiers offer the information and tools available in the free tier with the additional features we describe below.

Crowd Tier – A $10 per month paid subscription, or $100 annually, offers to subscribers a select set of our proprietary Reg CF startup investment ratings produced by our in-house investment research team utilizing our proprietary algorithms. Ratings are sorted into "Top Deals," "Deals to Watch," and "Underweight" based on a standardized set of metrics (e.g., market size, founders) that are researched by our investment research team in an independent and unbiased manner.

Pro – A $30 per month paid subscription, or $200 annually, that entitles subscribers to receive all of our proprietary Reg CF startup investment ratings sorted as above. This tier also provides Reg A ratings and Rule 506(c) ratings of the deals within those categories that we cover.

Merlin Early Stage – A $50 per month paid subscription, or $750 annually, that offers subscribers access to a first-of-its-kind data-driven, quantitative rating system that benchmarks all Reg CF deals against one another providing a powerful sorting and filtering tool for analyzing the market of available investment opportunities on all Reg CF platforms. patent-pending rating algorithm for early-stage companies (pre-seed, seed stage companies). This provides a quantitative deep dive on all key components (e.g., price, team, market, differentiators, performance) and easy sorting and filtering tools for identifying these market opportunities.

Subscription Tier Product Development

Our early focus has been to offer subscribers complete coverage of all Reg CF (pre-seed and seed fund) offerings. With that goal achieved we are concentrating on developing additional subscription tiers that cover all Reg A and Rule 506(c) offerings. Eventually, we expect to add subscription tiers that cover early stage, later stage and mezzanine offerings that are made available to investors online.

We expect that many of our future products will be directed to discrete market niches and more sophisticated investors.

Merlin Growth Stage – We expect to develop a product that covers companies raising capital by offering series of preferred stock (A – C) in private offerings. Prior to the adoption of Rule 506(c) and the amendments to Reg A, these offerings typically were made pursuant to Rule 506(b) to institutions, private equity groups and other professional investors and were not available to retail accredited investors. With the adoption of Rule 506(c), that allows for general

solicitation to accredited investors, the increase in the offering limits under Reg A, which increases the utility of the exemption for larger companies that require more capital for their businesses, and the proliferation of online Reg D platforms, preferred stock offerings are more widely available to accredited investors. Many companies that offer preferred stock already may have products in the market and require capital for things such as research and product development or for marketing these products. Investments in these types of companies generally are less risky than investments in start-up or early-stage companies because these companies may have mature product from which issuers are generating revenue. We believe that there is a fertile market for a product that provides research, analytic tools and ratings for preferred stock offerings.

Merlin Late Stage – We plan on developing a product that will focus on companies raising preferred stock series D to mezzanine rounds on any online private marketplace, that also will include the features provided in the Merlin Growth Stage tier.

B2B Merlin – Is a business-to-business solution that we will seek to develop to address an institutional or other business customer's specific needs. For instance, B2B (business to business) customers such as multi-family offices and other wealth advisers will be given full access licenses to provide to all of their customers as well as white label capabilities and simplistic reporting/tracking of investments across all of their customers priced at $500 per month or $5,000 per year.

B2B2C Merlin – Is a solution directed at large institutions such as online brokers and financial publications that want to make our products available to their customer base. We may create products to order for institutions that could repurpose them into their customer offerings.

Ratings Algorithm Development

We have been collecting significant data on every company for many years and we are currently working on machine learning algorithms to predict successful fundraising metrics, such as: Would the company reach its target funding amount or not, if yes, how long will it take? How many investors would invest? What would be the average investment amount? and much more. Also, by having access to thousands of both successful and failed companies we are working on an artificial intelligence model that would be able to predict the potential valuation of new startups at different stages, and the potential exit returns.

Utilizing our 150 data points on each company and watching the progress of these companies over time, we can begin to identify patterns within our rating system that lead to outperformance, which can be utilized for creating future indices products. We will seek to expand our rating algorithm capabilities by

1. developing the data infrastructure to support a growing number of data points as we cover more of the online private markets;

2. beginning to track company performance over time and apply machine learning algorithms that enable predictive analytics for private market investing;

3. creating data automation capabilities to better scale up our market coverage capabilities; and

4. developing first of its kind indexes of the online private markets utilizing our data sets.

Our Competitive Advantage

First-mover

We have the advantage of being the first and, we believe, only data-driven rating system for the online private markets. While there is a Reg CF deal flow aggregator in Crowdlustro.com, we are not aware of any other company that currently is tracking every Reg CF deal in the market or any Reg A, Rule 506(c) or late-stage secondary deals, and rating each of them with a standardized, proprietary rating formula for assessing the qualities of early, growth and late-stage investment opportunities in the online private markets. We believe our first to market position provides us with a number of advantages, including that:

1. we are gaining familiarity with different classes of investors in the online private markets which will allow us to develop the products that users most desire;

2. as the only service provider in this space, we believe that we are building a reputation that will position us to establish relationships with and provide products to financial services institutions and other financial services providers before competition in the space increases;

3. our singular status will position us as the leader in the space for online private market tools and afford us the ability to establish and shape industry norms and standards; and

4. We believe that we are building a reputation as a trusted provider of research, analytic tools and ratings in the online private markets and that we can continue to make a name for our Company.

Independent

We provide research, analytics and ratings independent of the companies we cover, and accept payments only from our subscribers to access the ratings and analytics we generate. Our customers can trust that the information we provide to them is unbiased because we do not accept advertisements or other payments or perquisites from issuers, online platforms or their agents. In our industry, in order to maintain integrity, it is essential that customers trust that our business is neutral and objective. We will continue to function autonomously from funding platforms and issuers.

Large and Growing Dataset

We have been tracking every Reg CF deal for over 3 years and we have built and continue to add to our proprietary database of companies raising capital online. The value of our datasets grows each day as the universe of Reg CF companies grow and the importance of data in this market

grows. We believe that our database will allow us to distinguish and analyze trends in the overall markets for the different types of offerings and for industries and sectors within these markets as well as differentiate the competing online platforms based on types of deals and success. The growth of our database will allow us to fine-tune our ratings algorithms and create the foundation for us to develop machine learning capabilities that we believe will enhance the accuracy of our ratings and rankings.

Rating Algorithms

Our proprietary ratings algorithms for early-stage companies (pre-seed, seed stage companies) are the first and only one of its kind. Our proprietary algorithms compare all issuers that are actively raising capital to each other based on over 150 data points that we collect and are processed through our proprietary rating algorithm, which ranks them based on collected data, and then converts the ranking into a score. With our data base of historical performance, we are able to back-test deals against our rating, which allows us to continuously improve our algorithms, which will provide us with a data and intelligence edge that would likely take years for others to replicate, if at all.

Quality

We subject our ratings analyses to four levels of software review and our investment research content to three levels of data audit to ensure the accuracy of the information we provide to our subscribers.

Our Market Strategy

We seek to acquire customers in an efficient manner. We believe that brand building is an important direct and indirect component of our marketing strategy and will continue to incorporate brand building strategies into all of our go to market efforts. Our goal is to be synonymous with trusted research, analytics and ratings for retail investors in the online private markets.

We will allocate a significant percentage of the net proceeds we receive from this offering to marketing efforts. We intend to engage additional experienced marketing personnel that share our vision for our Company to develop and implement marketing campaigns to attract retail investors and financial institutions and professionals.

Direct-to-Retail Investors

Our direct-to- retail investors approach leverages digital customer acquisition tools, social media campaigns and print advertising.

We have enjoyed significant success utilizing search engine optimization, or SEO, which helps our audience find us by boosting our ranking during internet searches. Services such as Google Analytics and HubSpot, provide immediate feedback as to the success of any specific Internet

based marketing effort by allowing us to track where and how we are acquiring our customers and understand the strength of each ad channel.

We utilize Facebook, LinkedIn and other social media platforms which also allow us to track successful ad campaigns. We believe that these channels are effective in creating name recognition for and name awareness of our Company and assist with building our brand.

Our customer surveys show that we acquire a steady stream of new retail investors through our existing subscribers through referrals. We expect to implement a personal referral program over the coming months to reward subscribers who introduce paying customers to our platform.

We also plan to employ print ads to appear in select publications in certain geographic areas. We expect to pursue ad placement to attract individual subscribers in larger financial publications.

Our goods and services are purchased on a one-time, monthly and annual subscriptions. All of our customers are stored in our customer relationship management, or CRM, tools and we have developed a strategy for communicating with them on a regular basis. For non-paid subscribers, we typically send two monthly emails to incentivize them to enroll in a paid subscription product. We also communicate regularly (once per month) with paid members to encourage upgrading to higher tier products. We consistently send emails to our customers around website content to keep them generally informed of what is going on at a weekly basis. We have enjoyed exceptional email open rates (often 20%, well above market averages in the 11 and 12%) and high general user engagement from our audience with the current communication plan in place.

Financial Publishers

We work with financial publishers on a pay for performance basis, by inserting ads into their publications. Working with financial publishers has been a valuable tool because the ads we place are formatted and tagged in such a way that we know what ads are effective at driving customer response, which make our ad spend more efficient. We intend to continue working with financial publishers and to develop a pay for performance plan in which we agree to pay the publisher for paid subscribers that originate out of their publication.

Financial Institutions and Other Financial Professionals

We expect that our future marketing plans will target financial institutions, financial publications and other financial professionals, such as wealth advisers and public markets data providers. We will seek to enter into partnerships and licensing arrangements that will allow these organizations and professionals to make our products available to their customers, which could expand our user base rapidly and significantly.

Prior to COVID-19, we attended many financial technology, or Fintech, events from which we gained positive press and that led to other partnerships that could help drive new customers to our business and we expect to continue this practice as the economy opens up as the pandemic recedes and we can attend such events safely.

As we complete development of products for the move into business-to-business offerings, or B2B, and B2B2C products (in which we sell our products to another business that makes our products available to its customers), we will be scaling up our professional support sales teams for marketing our products to financial institutions, financial publications and other financial professionals.

Growth Strategy

We are allocating a substantial percentage of the net proceeds we receive from the sale of Class A common stock in this offering to enhance existing products and create new products and services, expand our marketing efforts and research product development. We will continue to improve our algorithms, web site, platform, investment research capabilities, ratings algorithms, and develop new products. Our plans for the future of the business are as follows:

Acquire New Customers

We believe that our first-to-market status provides us with a substantial opportunity to increase adoption of our solutions. We have experienced strong organic new customer growth due to the free tier subscription which can be augmented by upgrading to paid subscriptions. We intend to aggressively pursue new customers with increasing efficiency while expanding our sales capacity and market reach. Although 5% to 10% of new customers immediately subscribe to a paid tier subscription, we intend to drive higher conversion of our free subscribers through various sales, marketing and product initiatives as one component of our customer acquisition strategy.

Continue to Innovate and Develop New Products

We are focused on investing in research and development to continue to enhance our products and release new products and features. As described elsewhere, we currently are developing several new products for the early- and late-stage companies and mezzanine financing rounds that build upon our existing products, including enhanced rating algorithms and systems, some of which are intended for use by institutional organizations, financial publications and other financial professionals. We are allocating a substantial percentage of the net proceeds we receive from the sale of Class A common stock in this offering to research product development. We will continue to improve our algorithms, web site, platform, investment research capabilities and develop new products such as those described below.

Coverage Expansion

We currently track 100% of Reg CF deals and rate all Reg CF deals using our proprietary rating technology, in addition to providing general research and data resources for customers. We intend to expand coverage to all online private markets, including 100% of Reg A, Rule 506(c) and late-stage secondary markets and utilize the experience and basic structures of our database and Reg CF algorithms to develop growth stage and late-stage ratings algorithms to rate investments.

Channel Expansion

As we have built-out our product offerings to cover additional online private markets, we are starting to garner interest from financial institutions, financial publications and other financial professionals, such as wealth advisers and public markets data providers. We will seek to enter into partnerships and licensing arrangements that will allow these organizations and professionals to make our products available to their customers, which could expand our user base rapidly and significantly.

Asset Expansion

Once we complete product expansion to cover all online private market deals, we intend to expand into other asset classes that utilize online private markets, including real estate equity and debt, consumer debt, and other alternatives. We want to establish a reputation as the most trusted provider of ratings and analytics for the entirety of the online private markets across all asset classes.

Expand into International Markets

The United Kingdom and several Asian Pacific countries have vibrant online private market ecosystems. Once we have rolled out coverage of the U.S. online private markets, we expect to investigate whether expansion into the United Kingdom and other jurisdictions that have robust online private markets is practicable from an economic and business perspective and whether the allocation of resources to these markets represents an judicious use of resources.

Realizing our Expansion Objectives

We have commenced efforts to create products that cover all Reg A, Reg D and late-stage secondary offerings with planned releases occurring during 2021 for each of these products. We already have the investment research and analysis teams in place for such purposes. Our existing tech team will manage the platform buildout and other infrastructure requirements associated with rolling out these products. We do not expect incur any additional costs beyond those currently budgeted and allocated.

We then expect to expand into other asset classes, such as business credit, real estate and alternative asset classes for which online private markets are burgeoning. We believe that our efforts to expand coverage into these other markets will require us to engage teams of three or four staff members that have experience in the specific market or asset class we are targeting. Our existing tech team has the competency to expand the platform infrastructure to cover these new asset classes. We project that the annual cost to engage and maintain each team will be approximately $250,000 to $300,000. We have allocated proceeds that we may receive from the sale of the Company Offered Shares in this offering for such purposes. Our goal is to begin coverage of business credit markets is the middle of 2021, of real estate markets in the second or third quarter of 2022 and of other alternative asset classes in 2023.

In order to achieve our growth strategy, we will require substantial proceeds from this offering or from other sources to retain the necessary personnel to develop pipeline products, build sales channels and implement the other growth initiatives described above.

Competition

We have the advantage of being the first and, we believe, only data-driven rating system for the online private markets. While there is a Reg CF deal flow aggregator in Crowdlustro.com, we are not aware of any other company that currently is tracking every Reg CF deal in the market or any Reg A, Rule 506(c) or late-stage secondary deals, and rating each of them with a standardized, proprietary rating formula for assessing the qualities of early, growth and late-stage investment opportunities in the online private markets.

We believe that we are the first and currently the only company to offer research, analytics tools and rating services to retail investors that cover all Reg CF offerings. We are aware that other financial service companies offer online newsletters and similar publications, such as Angels & Entrepreneurs, that offer general information about the Reg CF and Reg A markets, but we believe these offerings are directed at a different type of clientele than our products. With respect to other types of offerings made in the online private markets, such as Reg A and Rule 506(c) and early and late-stage offerings, we are aware that there are web-based products that provided private and public capital market data products geared to professional investors, such as private equity groups and investment banks, including Pitchbook, Crunchbase and CB Insights. We believe that some companies may offer rating tools for the public markets, such as Morningstar.

We differentiate ourselves from our competitors by focusing on the online private markets where there is currently no solution like ours, have developed a unique rating algorithm and set of research tools that are unique to the needs of online private market investors and have priced ourselves well below the pricing of traditional private equity data solutions.

We believe that the key competitive factors in our market include:

- breadth of coverage of the online private markets;
- product features, quality, and functionality;
- the accuracy of the research and ratings provided;
- depth of data assets that will allow an organization to improve its ratings algorithms and machine learning capabilities;
- brand recognition; and
- pricing.

We believe that we can compete favorably on the basis of these factors. We believe that we are building a brand that our customers trust and that we are well-positioned to service new customers with our existing and future products. We will continue to build upon this foundation as a means to effectively compete in our industry.

We expect the market for investment tools for the online private markets will continue to evolve and grow, as greater numbers of companies utilize Reg CF, Reg A and Rule 506(c) and more

retail investors become attracted to these types of investments. Large financial services organizations such as national brokerage firms and investment banks may seek to develop products internally that cover the online private markets to satisfy their customers demand for information. Existing ratings firms, such a Moody's and Standard and Poor's, may extend their coverage to include the online private markets. In addition, financial publishers, such as Morningstar and Dow Jones, may find that the online private markets represent an area for expansion and develop products aimed at these markets.

Research and Development

We invest substantial time, energy, and resources to ensure we have a deep understanding of our customers' needs, and we continually innovate to deliver value-added products and services through our platform. Our research and development organization consists of software engineering, product, and design teams. These teams are responsible for the design, development, and testing of our software and products. We focus our efforts on developing new functionality and further enhancing the usability, reliability, and performance of existing applications.

Intellectual Property

We rely on a combination of trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, employee non-disclosure and invention assignment agreements, and other legal and contractual rights to establish and protect our proprietary rights. During the pendency of this offering, we will file one or more patents to cover our proprietary ratings algorithms. We also will file for copyright and trademark protection of various other intellectual property assets, including our name and other brand indicia. We also have registered a domain name for our website.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors and customers. It is our practice to enter into confidentiality and invention assignment agreements (or similar agreements) with our employees, consultants and contractors involved in the development of intellectual property on our behalf. We also enter into confidentiality agreements with other third parties in order to limit access to, and disclosure and use of, our confidential information and proprietary information. We further control the use of our proprietary technology and intellectual property through provisions in our terms of service. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective.

Governmental/Regulatory Approval and Compliance

Our business is founded upon the expansion and relaxation of the private offering exemptions to the federal securities laws to the extent that they allow issuers to solicit investors and generally advertise securities offerings and to offer and sell securities to non-accredited investors. Further, these laws provide smaller issuers with access to capital markets that were not previously available to them. The provisions allowing these activities were adopted within the last eight

years and offering activities are evolving as issuers, financial institutions and investors develop techniques to utilize the new exemptions and rules. The SEC or other governmental agencies and non-governmental organizations, such as FINRA, may determine that some or all of the new practices implemented by the investment community overreach the original intent of the regulations or undermine investor protections, among other things, and amend or withdraw the offending rules and regulations or apply and interpret them in ways that are harmful to our business, including changes in laws and regulations that inhibit smaller issuers from offering securities under these exemptions. We and the issuers that rely on these exemptions may not be able to respond quickly or effectively to regulatory, legislative, and other developments, which may reduce or eliminate offerings made under Reg A and Reg CF and the desirability of our products, in which case our business, operating results and financial condition could suffer.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 855 Boylston Street, Suite 1000, Boston, MA 02116-2622.

The Company has the following additional addresses: 50 California Street, Suite 1503, San Francisco CA 94111; 1212 Broadway Plaza, Suite 2100, Walnut Creek, CA 94596; 1400 North 14th Street, Arlington, VA 22209; and 200 E. Pratt Street, Baltimore, MD 21202.

The Company conducts business in Massachusetts, California, Maryland, and Virginia.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Cecilia Lenk

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 05/2018 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

7/2017-Current: CEO of NCI, Principal Business: Financial Services; Responsibilities: oversees the business 05/2012-01/2017: FableVision; Principal Business: Education and Media; Principal Occupation: Creative Strategist 06/2012-Current: LaunchPad Venture Group; Principal Business: Angel Investor; Principal Occupation: Startup Investing; Responsibilities: invest in startups.

Education

Cecilia graduated with a BA Johns Hopkins University and received a PhD in Biology from Harvard University.

Name

Daniel Waterman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 05/2018 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

06/2012-Current: Manager of Nantascot, LLC; Responsibilities: managing Nantascot; 12/2015-Current: Coldwell Banker Residential Real Estate; Principal Business: Real Estate; Responsibilities: realtor.

Education

Daniel graduated with his AA degree in Accounting from Florida SouthWestern College.

Name

Christopher Lustrino

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, Chief Financial Officer and Treasurer, 12/17 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Christopher Lustrino has served as our Chief Executive Officer Chief Financial Officer and Treasurer since our inception in December 2017. He is a former Associate Consultant at LEK Consulting (2014-2017), where he focused on private equity due diligence, and ran finance

operations at Freebird (2016-2018), a travel tech startups. Founded Simple.Innovative. Change, a Fintech publication focused on alternative investments and lending, and was a finalist for the 2018 LendIt Fintech Journalist of the Year.

Education

Chris graduated from Boston College with a business degree in Operations, Info Systems and Marketing.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Christopher Lustrino

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, Chief Financial Officer and Treasurer, 12/17 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Christopher Lustrino has served as our Chief Executive Officer, Chief Financial Officer and Treasurer since our inception in December 2017. He is a former Associate Consultant at LEK Consulting (2014 - 2017), where he focused on private equity due diligence, and ran finance operations at Freebird (2016-2018), a travel tech startups. Founded Simple.Innovative. Change, a Fintech publication focused on alternative investments and lending, and was a finalist for the 2018 LendIt Fintech Journalist of the Year.

Education

Chris graduated from Boston College with a business degree in Operations, Info Systems and Marketing.

Name

Howard Schneider

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Howie has been our Chief Technology Officer since January 2020.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Howie has spent the past 30 years co-founding various startups in the chief technology officer role, including several that ended in successful exits, including Bright Tiger Technologies (1997-1999), which was acquired by MacroMedia, Videominex, (2001-2004) which was acquired by Iverify.us; and most notably Generate, Inc. (2005-2008) which was acquired by Dow Jones. He spent two years as chief technology officer of Dow Jones (2008-2010), Business Intelligence Group after the acquisition. Howie also Co-Founded Crowditz in 2017, which we acquired in 2018.

Education

Howie graduated from Rensselaer Polytechnic Institute with a BS in Management Engineering and a minor in Economics.

Name

Sean O'Reilly

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Content Officer, 06/2018 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

From November 2015 to August 2017 Sean worked at the Motley Fool as a Copywriter & Contributing Energy & Industrials Analyst / Editor and from August 2017 to present Sean has been a principal at Wilson Blvd. Content LLC.

Education

Sean graduated from Case Western Reserve University in 2008 with a degree in management and a concentration in finance.

Name

Venkatachalam (Vin) Sankaranarayanan, Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vin has served as our Vice President of Strategy since our acquisition of the assets of Early Investing in April 2020.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Vin started his career as an online media entrepreneur and pioneer with USA TODAY where he worked from 1995 to 2005. He helped develop much of the content, content models, business models and technology in use today while working for Gannett's two national publications -- USA WEEKEND and USA TODAY. He has founded several companies in the gaming space and continues to the gaming industry helping to enable new technologies for the space. More recently, he is the Senior Managing Editor since April 2018 of Early Investing, the publisher of The Blockchain report since January 2018, and was the Chief Executive Officer of Vinistic Gaming from 2016 to 2018.

Education

Vin is a graduate of Michigan State University with a BA in Journalism and Political Science.

Name

Ahmad Takatkah

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Ahmad has served as our Chief Investment Officer since January 2020.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Ahmad was a data scientist at Carta.com from September 2016 to August 2019, a senior associate at ArzanVC from September 2014 to September 2016, a venture partner at Leap Ventures from April 2013 to September 2014. Earlier in his career he was an investment manager with National Net Ventures (N2V) and a program manager at the Science and Technology Foundation.

Education

Ahmad graduated from Princess Sumaya University for Technology with a BS in Electrical Engineering and from New York Institute for Technology with an MBA. He is also a Kauffman Fellow from the Center for Venture Education in Palo Alto, CA.

Name

Andrew Gordon

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Andy has served as our Managing Director since April 2020.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

After graduating from the London School of Economics, Andy worked with the U.S Department of Commerce, the CIA, and a K Street firm that monitored World Bank activities. He went on to consult on a series of infrastructure projects around the world. Following that, he worked with Dow Chemical, Lockheed Martin, and Bethlehem Steel to increase global sales. He also worked under the Governor of Maryland on global trade and investment initiatives. From there he joined a global investment advisory service and then a startup investment advisory service where he provided guidance to accredited investors, retail investors and crowdfunders.

Name

James Bordewick

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Jim has served as our Chief Legal Officer and Secretary since April 2021.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jim began his career as a lawyer in private practice in Boston at Gaston Snow and Ely Bartlett and Ropes & Gray, before becoming the chief legal officer for MFS Investment Management's fund business. After that, he worked at Bank of America as general counsel for its various asset management businesses and as chief compliance officer of these investment management business and its private bank. Jim then joined an equity crowdfunding portal as the head of operations, legal, and regulatory affairs in order to be part of the growing movement for increasing accessibility to private capital markets for all investors.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

As of December 31, 2020, we had three full-time employees. Our staff is comprised of fifteen consultants who provide critical services to us and who allocate varying portions of their business time to our endeavors.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	25,750,304
Voting Rights	All holders of Class A common stock are entitled to one vote per share, and holders of our Class B common stock are entitled to 10 votes per share, on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances: (i) if we were to seek to amend our certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and (ii) if we were to seek to amend our certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment. Those investors who participated in our offering via Netcapital have given their voting rights as holders of Class A common stock to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal. The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock on Netcapital.
Anti-Dilution Rights	Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to conversion, redemption, or sinking fund provisions.
Right to Receive Liquidation Distributions	If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
How this Security may limit, dilute or qualify the Notes/Bonds issued	Those investors who purchased shares through a crowdfunding portal such as Netcapital or StartEngine have a minority ownership in KingsCrowd and are subject to the same risks as any investor

pursuant to Regulation CF	with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion. Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by such investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

Type of security	Class B Common Stock
Amount outstanding	12,719,151
Voting Rights	All holders of Class A common stock are entitled to one vote per share, and holders of our Class B common stock are entitled to 10 votes per share, on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances: (i) if we were to seek to amend our certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and (ii) if we were to seek to amend our certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
Anti-Dilution Rights	Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to conversion, redemption, or sinking fund provisions.
Right to Receive Liquidation Distributions	If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Those investors who purchased shares through a crowdfunding portal such as Netcapital or StartEngine have a minority ownership in KingsCrowd and are subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion. Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by such investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the

	securities held by the individual and the liquidation preferences of said securities.

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	See below
Amount outstanding	$1,010,000.00
Interest rate and payment schedule	5% annual interest rate
Amortization schedule	None
Describe any collateral or security	None
Maturity date	December 31, 2021
Other material terms	During the last quarter of 2020 and the first quarter of 2021, we issued and sold convertible promissory notes, which we refer to as the 2021 Convertible Notes, in the aggregate principal amount of $1,010,000, solely to accredited investors pursuant to the exemption from the registration requirements of the Securities Act of 1933 provided by Rule 506(b) of Regulation D. The 2021 Notes bear interest at the rate of 5% per year and automatically convert into a number of shares of Class A common stock that may be offered in the Reg A Offering calculated by dividing the sum of the principal amount of the 2021 Note plus accrued interest by $0.80, so that the holders of the 2021 Convertible Notes are purchasing their shares of Class A common stock at 80% of the price that other investors in this offering will pay for the shares of Class A common stock that may be offered in the Reg A Offering. In the event that we did not undertake this offering, the 2021 Notes would have matured on December 31, 2021, at which time we would have been obligated to pay the entire principal amount of the 2021 Notes and all interest accrued. The 2021 Convertible Notes included other terms typical for these types of instruments, including as to events of default; indemnification of holders from and against all claims, damages or losses, including reasonable attorneys' fees,

	arising out of or in connection with the 2021 Convertible Notes; and our agreement to pay and reimburse a Holder for all costs and expenses in connection with enforcing its rights or remedies under the 2021 Note or the failure by the Company to perform or observe any of the provisions of such 2021 Convertible Notes. We used the proceeds from the sale of the 2021 Convertible Notes for general corporate purposes, including the payment of salaries of our employees and consultants.

At April 30, 2021, the total amount of outstanding debt of the company is $1,010,000.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type[1]	Number Sold[2]	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC Membership Interests	1,378,095	$121,350.00	Product development, business development, marketing, legal and admin, content production.	August 1, 2018	Regulation CF
LLC Membership Interests	6,618,766	$1,046,455.00	Product development, business development, marketing, legal and admin, content production.	October 1, 2018	Regulation CF
LLC Membership Interests	353,287	$50,000.00	Product development, business development, marketing, legal and admin, content production.	January 1, 2019	Section 4(a)(2)
LLC Membership Interests	13,888	$25,000.00	Product development, business development, marketing, legal and admin, content production.	April 1, 2019	Section 4(a)(2)
LLC Membership Interests	13,888	$25,000.00	General Corporate Purposes	December 15, 2019	Section 4(a)(2)

[1] The LLC Membership Interests converted into Class A Common Stock in the Corporate Conversion. See "Corporate Conversion" in the "Capitalization and Ownership" section below.

[2] Shown in this column is the number of shares of Class A Common Stock into which these LLC Membership interests converted in the Corporate Conversion. See "History of the Business" under the "Business" section above.

LLC Membership Interests	554,703	$998,467.00	Management, Technical/Engineering, Investment Team / Research , Marketing / BD Expenses, Legal / Admin, Intermediary fees	March 14, 2020	Regulation CF

Corporate Conversion

In December 2020, the Company converted from a limited liability company to a corporation in order to facilitate raising capital and reduce the administrative cost and burden associated with existing as a limited liability company (the "Corporate Conversion"). The Corporate Conversion was approved by the members of KingsCrowd LLC in accordance with the requirements of the company's limited liability company operating agreement, or the LLC Agreement. However, as of the conversion date, Nantascot and NCI, which were managers of the Company and owned 700,000 units (approximately 22% of the outstanding units) and 300,000 units (approximately 10% of the outstanding units), respectively, in our Company, and whose votes were required to approve the Corporate Conversion, were disinclined to proceed with the Corporate Conversion because in the transaction they would give up their rights to receive distributions of income generated by the Company and allocations of profits and losses to which they were entitled under the LLC Agreement. In order to induce Nantascot and NCI to consent to the Corporate Conversion, we entered into agreements with each of them that provided for the issuance of shares of Class B common stock to be authorized in the corporation into which we would convert. The Class A common stock and the Class B common stock are described below.

In connection with the Corporate Conversion, KingsCrowd LLC's board of managers adopted a Plan of Conversion that provided that each outstanding unit in the Company would convert into 12.71915097123437 shares of the Class A common stock of the new corporation, except that units owned by Nantascot and NCI would convert into shares of Class B common stock at the same Conversion Rate. Each fractional shares of common stock that would have been issuable in the Corporate Conversion was rounded up the next whole share of common stock. After giving effect to the Corporate Conversion, there were 27,119,998 shares of Class A common stock outstanding and 12,719,151 shares of Class B common stock outstanding. After giving effect to the Corporate Conversion, each member in the Company prior to the Corporate Conversion owned the same proportion of shares of common stock in the corporation. Under the Plan of Conversion, each outstanding security that was convertible into or exercisable for units in KingsCrowd LLC and all unvested restricted units in KingsCrowd LLC were converted into a right to acquire shares of Class A common stock of KingsCrowd, Inc. on terms substantially similar to those that existed under the original securities or the agreement giving rise to the issuance of the security.

In connection with the Corporate Conversion, KingsCrowd, Inc. became the owner of all of the property and assets of KingsCrowd LLC and all of the debts and obligations of KingsCrowd

LLC became the debts and obligations of KingsCrowd, Inc. by operation of law. KingsCrowd, Inc. is governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws.

Under our certificate of incorporation, the Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, except as otherwise required by law and our certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of our assets available for distribution to our stockholders upon any liquidation or winding up of our Company. Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock, and will convert automatically into one share of Class A common stock on certain other events.

The holders of our outstanding Class B common stock hold approximately 82% of the voting power of our outstanding shares have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. This concentration of ownership will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with your interests.

Upon the Corporate Conversion and as of the date of this report, our board of directors consisted of Christopher Lustrino, our founder, Daniel Waterman, who is a manager of Nantascot, and Cecilia Lenk, who is a director and the Chief Executive Officer of NCI.

Upon the consummation of the Corporate Conversion, Nantascot and NCI entered into a Stockholders Agreement under which they each agreed to vote in favor of the other party's board nominee. This Stockholders Agreement will continue in force until the Company completes a public offering of its securities from which it raises at least $10 million in gross proceeds or until the parties own less than 50% of the outstanding voting power of the Company.

Our conversion from a Delaware limited liability company to a Delaware corporation did not have a material effect on our financial statements at the time of the Corporate Conversion.

Ownership

Our authorized capital stock consists of 66,000,000 shares of common stock, $0.0001 par value per share, including 51,000,000 shares of Class A Common Stock and 15,000,000 shares of Class B Common Stock. As of April 30, 2021, there were 29,031,632 shares of Class A Common Stock and 12,719,151 shares of Class B Common Stock outstanding. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible into one share of

Class A common stock at any time at the option of the holder or automatically if we complete an underwritten public offering of our securities on Form S-1 from which we receive gross proceeds of $10 million. The holders of our outstanding Class B common stock currently hold approximately 82% of the voting power of our outstanding capital stock.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Nantascot	49.44%
NCI	23.9%

Per Share Data and Financial Information

All outstanding common share and per share data presented in this report has been retroactively adjusted to reflect the application of the Conversion Rate. By way of example, if we sold a unit in the pre-conversion limited liability company for $1, this report shows that the purchaser of the unit (now presented as Class A common stock) paid approximately $0.0786 for that share of stock on an as adjusted basis.

By presenting information in this report on an as adjusted basis, we believe that it is easier for readers to compare information relating to the stockholders in the Company and the amounts they paid for their securities in the Company prior to the Corporate Conversion and after the Corporate Conversion.

FINANCIAL INFORMATION

You should read the following discussion and analysis of our financial condition and results of operations together with our audited and unaudited condensed financial statements and related notes included elsewhere in this report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth above under "Risk Factors" and in other parts of this report.

Overview

Our mission is to provide institutional grade research, analytics tools and ratings that empower people to make confident and inspired investments in the online private markets.

We believe that we are the first and only comprehensive data-driven rating and analytics facility to service the online private market space. Our market is relatively new, arising out of the

JOBS Act passed in 2012, and is growing dramatically as both companies take advantage of the relaxed rules with respect to general solicitation and the offerings to non-accredited investors and investors seek to harness the potential of investing in start-up and early-stage growth companies. As the first to market, we are amassing and analyzing data sets that we believe will provide us with significant advantages that will differentiate our Company from our future competitors for years to come. Some of these advantages include gaining familiarity with different classes of investors, which will allow us to develop the products that users most desire, and enhancing our proprietary ratings algorithms, which will allow us to provide more accurate ratings. We also believe that our first to market status will position us as the leader in the space for online private market tools and afford us the ability to establish and shape industry standards.

As of March 1, 2021, we covered all Reg CF deals available to the market, approximately 20% of Reg A offerings and approximately 10% of Rule 506(c) offerings that are live on online private market funding portals.

Our qualitative and quantitative ratings are not intended and we advise users not to construe them as investment recommendations. We are not a fund, an asset manager, or a financial advisor. Rather, we provide information to aid investors who are making their own investment decisions.

We have experienced dramatic growth in our subscriber base since our inception. At the end of 2018, our first full year of operations, we had 800 subscribers and annual recurring revenue, or ARR, of $2,293. At the end of 2019, we had 90,000 subscribers and of ARR of $18,572. At the end of 2020, we had 300,000 subscribers, including over 10,000 paid subscribers, and ARR of more than $488,716.

We generate revenue from subscriptions to our research, analytics and ratings platform. Our tiered subscription-based model allows our customers to choose among four plans, including one free tier and three core plans to meet their needs. Our subscriptions can range from monthly to one-year or multi-year arrangements and are generally non-cancellable during the contractual subscription term. Subscription revenue is recognized ratably over the term of the subscription beginning on the date the product is made available to customers, which typically begins on the commencement date of each contract.

Key Factors Affecting Our Performance

Acquiring new customers

We are focused on continuing to organically grow our customer base. We believe that our first-to-market status provides us with a substantial opportunity to increase adoption of our solutions. We have experienced strong organic new customer growth due to the free tier subscription which can be augmented by upgrading to paid subscriptions. We intend to aggressively pursue new customers with increasing efficiency while expanding our sales capacity. Although many new customers immediately subscribe to a paid tier subscription, we intend to drive higher conversion rates of our free subscribers through various sales, marketing

and product initiatives as one component of our customer acquisition strategy as described under the heading entitled "*Business— Our Market Strategy.*"

Expanding within our current customer base

We believe that there is a substantial and largely untapped opportunity for organic growth within our existing customer base. One of our marketing strategies is to offer a free entry level tier to our platform to generate interest in the paid subscription tiers. Many of our subscribers start by subscribing for our free tier service. Our customer efforts include educational email campaigns and free trial offerings to our paid tiers. We will continue to invest in enhancing awareness of our brand and developing more products, features and functionality of existing products, which we believe are vital to achieving increased adoption of our platform.

Our ability to innovate and develop new products

Our success is dependent on our ability to sustain product and technology innovation. We will invest resources to enhance the capabilities of our platform and introduce new products and features that are intended to be appealing to a wider audience of investors, including more sophisticated investors who we believe are more likely to subscribe to paid tiers.

Our ability to expand coverage to all online private markets

We currently track and rate 100% of Reg CF deals. Our ability to expand coverage to all online private markets, including al Reg A, Rule 506(c) and late-stage secondary markets will be essential to make our products attractive to a wider audience of sophisticated investors who we believe are more likely to subscribe to paid tiers.

The success of efforts to expand into new customer channels

We will seek to enter into strategic partnership and license arrangements with financial institutions, financial publications and other financial professionals, such as wealth advisers and public markets data providers. We will seek to enter into partnerships and licensing arrangements that will allow these organizations and professionals to make our products available to their customers, which could expand our user base rapidly and significantly.

Expanding the nature of the assets we cover

Once we complete product expansion to cover all online private market deals, we intend to expand into other asset classes that utilize online private markets, including real estate equity and debt, consumer debt, and other alternatives. Expanding into other asset classes could significantly increase the size of our addressable market.

Investing in Sales and Marketing

We will continue to drive awareness and generate demand to acquire new customers and develop strategic partner relationships; however, we will adjust our sales and marketing spend

level as needed in response to changes in the economic environment. We will continue to expand efforts to market our platform directly to individual investors through online digital marketing, referral programs, and other programs. We expect that we will allocate significant cash to the development of strategic partner relationships with financial services institutions and other financial industry professional.

Investing in Our Platform

We intend to increase our investment in our platform to accommodate continued growth in use by our subscribers and product expansion into other online private market transactions. We believe that investment in research and development will contribute to our long-term growth but may also negatively impact our short-term profitability. We will continue to leverage emerging technologies and invest in the development of more features that meet and anticipate individual and institutional subscriber needs.

As a result, we expect our expenses related to research and development to increase. These efforts will require us to invest significant financial and other resources.

Key Business Metrics

We review the following key business metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

Number of customers

We define a customer as a unique account, multiple accounts containing a common non-personal email domain, or multiple accounts governed by a single agreement. We believe that the number of customers using our platform is an indicator not only of our market penetration, but also of our potential for future growth as our customers often expand their adoption of our platform over time based on an increased awareness of the value of our platform and products.

	As of December 31,	
	2019	**2020**
Number of customers	90,000	350,000

Total ARR

Total ARR is ARR from all of our products. We define ARR as the annualized revenue run-rate of subscription agreements from all customers as of the last date of the specified period. We believe total ARR is an indicator of the scale of our entire platform.

	As of December 31,	
	2019	**2019**
	$	**$**
Total ARR	2,293	18,572

Components of our Results of Operations

Revenue

We generate revenue from subscriptions to our investment research and analysis services that we make available through our online platform. Our subscriptions can range from monthly to one-year or multi-year arrangements and are generally non-cancellable during the contractual subscription term. Subscription revenue is recognized ratably over the contract terms beginning on the date our product is made available to customers, which typically begins on the commencement date of each contract.

Cost of Revenue

Cost of revenue consists primarily of personnel-related costs for our investment research and analysis team. We expect that cost of revenue will increase in absolute dollars, but may fluctuate as a percentage of total revenue from period to period, as we continue to invest in growing our business.

Operating Expenses

General and Administrative - General and administrative expenses primarily consist of personnel-related and consultant expenses, and other expenses necessary to maintain our daily operations and administer the business. We expect to increase the size of our general and administrative function to support the growth of our business. Following the completion of this offering, we expect to incur additional general and administrative expenses as a result of operating as a public company. As a result, we expect the dollar amount of our general and administrative expenses to increase for the foreseeable future.

Research and Development – Research and development costs primarily consist of personnel-related and consultant expenses associated with our engineering personnel responsible for the design, development, and testing of our products and allocated overhead. We expect that our research and development expenses will continue to increase as we increase our research and development headcount to further strengthen and enhance our products and invest in the development of our software.

Sales and Marketing – Sales and marketing expenses primarily consist of personnel-related expenses and costs associated with marketing programs. Marketing programs include advertising, promotional events, and brand-building activities. Sales and marketing expenses also include personnel-related expenses and public cloud infrastructure costs associated with our free trials. We plan to increase our investment in sales and marketing over the foreseeable future, as we continue to hire additional personnel and invest in sales and marketing programs.

Stock Compensation Expense – We issue shares to our advisors and consultants as additional consideration for the services rendered. The shares are subject to vesting terms of 3-

48 months. We recognize stock compensation expense on the issued and vested shares based on the active offering price of our shares at the date of grant.

Results of Operations

	2020	2019
Revenue	$ 488,716	$ 18,572
Cost of Revenue	268,902	56,571
Gross profit / (loss)	219,814	(37,999)
Operating expenses:		
General and administrative	802,835	154,245
Research and development	292,548	13,785
Stock compensation		107,479
Sales and marketing		18,445
Sales and marketing – customer list amortization	153,204	51,068
Website impairment		162,571
Total operating expenses	1,521,518	456,525
Operating loss	(1,301,704)	(494,524)
Total Other total income (expense)	(5,773)	1,040
Net loss	$ (1,307,477)	$ (493,484)

Comparison of the Years Ended December 31, 2019 and 2020

Revenue

Total revenue increased by $470,144, or 531%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase in revenue was attributable principally to the growth from existing customers, and the remaining increase in revenue was attributable to new customers.

Cost of Revenue

Total cost of subscription revenue increased by $212,331, or 375%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase in cost of

subscription revenue was driven by an increase in total revenue, attributable to an increase of $206.412 in personnel-related expenses and consultant costs and an increase of $5,919 in merchant fees.

Operating Expenses

General and Administrative

General and administrative expense increased by $648,590, or 420%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily attributable to an increase of $465,453 in personnel-related and consultant expenses, an increase of $77,142 in dues and subscriptions, an increase of $31,432 in Stripe fees, an increase of $23,699 in Newchip license fee, an increase of $19,895 in rent expense, an increase of $18,837 in professional fees and an increase of $11,159 in customer support expenses.

Research and Development

Research and development expense increased by $278,763, or 2,022%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily attributable to an increase in personnel-related expenses as a result of increased headcount and higher development costs.

Stock Compensation Expense

Share-based compensation expense increased by $139,648, or 130%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase in share-based compensation expense was a result of grants of restricted stock to new and existing advisors and consultants.

Sales and Marketing

Sales and marketing expense increased by $7,359, or 40%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase in sales and marketing expense was attributable to the increase in professional fees.

Sales and marketing – customer list amortization

Customer list amortization amounting to $153,204 was recognized for the year ended December 31, 2020 resulting from customer list asset acquired from Early Investing, LLC.

Website impairment

Website impairment expense amounting to $162,751 was recognized in 2019 as a result of our assessment that the website asset acquired in 2018 had no further value and therefore recorded a full impairment against the website asset amounting to $162,751.

Other Income, Expense

The change in the net amount was primarily attributable to an increase in interest expense of $6,581, of which $4,331 relates to convertible notes payable and $2,343 relates to credit cards.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through sales of equity securities and cash generated from operations. Our principal uses of cash in recent periods have been funding our operations, investing in capital expenditures, and various business and asset acquisitions. As of December 31, 2020, our principal source of liquidity was cash which consist of cash in banks, bank deposits, and money market funds.

We believe our existing cash, cash equivalents, and short-term investments, together with cash provided by operations, will be sufficient to meet our needs for at least the next 10 months. Our future capital requirements will depend on many factors including our revenue growth rate, subscription renewal activity, billing frequency, the timing, and extent of spending to support further sales and marketing and research and development efforts, the continuing market acceptance of our products and services, as well as expenses associated with our international expansion, the timing, and extent of additional capital expenditures to invest in existing and new office spaces. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition would be materially and adversely affected.

Cash Flows:

The following table presents summary cash flow information for the periods indicated.

	Year ended December 31,	
	2019	**2020**
Net cash used in operating activities	$ (219,592)	$ (617,121)
Net cash provided by (used in) investing activities	(4,130)	(1,185)
Net cash provided by financing activities	$ 201,754	$ 1,093,335

Operating Activities

The operating activities resulted to a net cash outflow of $219,592 and $617,121 for the periods ended December 31, 2019 and December 31, 2020, respectively. This means that the

cash used to fund the expenses for ordinary course of business exceeded the cash generated from sales.

Investing Activities

The cash used in investing activities was attributable to purchases of computer equipment ($1,169 in 2019 and $1,185 in 2020) and software ($2,961 in 2019 and $0 in 2020).

Financing Activities

For the year ended December 31, 2020, the net cash provided by financing activities was attributable to the proceeds from issuance of common units amounting to $867,733, proceeds received from the issuance of convertible notes amounting to $270,300 and payment for offering costs amounting to $44,698.

Off-Balance Sheet and Other Arrangements

As of the date of this report, the Company does not have any off-balance sheet or similar arrangements.

Emerging Growth Company

We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

- being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

- being exempt from the requirement to hold a non-binding advisory vote on executive compensation

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Going Concern

Our financial statements appearing elsewhere in this offering circular have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2020, we had not yet generated profits nor significant revenues and has sustained net losses of $1,307477 and $493,484 during the years ended December 31, 2020 and 2019, respectively. Our ability to continue as a going concern in the next twelve months is dependent upon our ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such proceeds to produce profitable operating results. Our financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Going Concern*."

Accounting Principles

See Note 2, "Summary of Significant Accounting Policies," to our consolidated financial statements included as Exhibit A to this Annual Report for a discussion of accounting principles policies applied to our financial statements.

See Note 8, "Recent Accounting Pronouncements," to our consolidated financial statements included Exhibit A to this Annual Report for a discussion of recent accounting principles applied to our financial statements.

NOTE: The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following planned, future transactions with the following related persons in connection with its proposed offering of additional Class A common stock as described below under "Proposed Reg A Offering".

Proposed Reg A Offering

We propose to offer up to 15,000,000 Class A common shares pursuant to Regulation A of Section 3(b) of the Securities Act for Tier 2 offerings ("Reg A Offering). Of the 15,000,000 shares of Class A common stock being offered, (i) we are offering up to an aggregate of 13,000,000 newly issued shares of our Class A common stock (the "Company Offered Shares") and (ii) selling stockholders are offering up to an aggregate of 2,000,000 of Class A common stock currently outstanding (the "Selling Stockholder Shares" and together with the Company Offered Shares, the "Offering Shares"). We will not receive any of the proceeds from the sale of the Selling Stockholder Shares in this offering. Of the Selling Stockholder Shares, our president is offering up to 1,000,000 shares and an entity controlled by a member of our board of directors (Nantascot) is offering up to 1,000,000 shares. The shares being offered by Nantascot are currently held as Class B common stock which shares will convert into shares of Class A common stock upon the sale of such shares in this offering. We will pay all of the expenses of the offering (other than the discounts and commissions payable with respect to the Selling Stockholder Shares sold in the offering). More information about this potential future transaction is described below under "Future Transactions." This proposed Reg A Offering has not been qualified by the SEC and there is no assurance that such offering will occur or that any or all of the shares offered in the Reg A Offering will be sold.

Future Transactions

Related Person/Entity	Christopher Lustrino
Relationship to the Company	CEO, President, Director and Founder
Total amount of money involved	$930,000.00
Benefits or compensation received by related person	Assuming the completion of KingsCrowd's Reg A Offering, the sale of all 1 million shares held by Mr. Lustrino for $1 per share and the payment of selling agent fees and commissions in with respect to his shares sold in the offering, Mr. Lustrino will receive $930,000.
Benefits or compensation received by Company	Not applicable.
Description of the transaction	We intend to conduct the Reg A Offering. If such offering is qualified by the SEC and all 15,000,000 shares of Class A common stock sold, then our founder and CEO intends to be a selling stockholder in the offering and intends to sell 1,000,000 of his 5,464,915 shares at a gross expected offering price of $1.00, before selling commissions of $0.07 per share.

Related Person/Entity	Nantascot
Relationship to the Company	Nantascot is a private investment and real estate company that owns more than 25% of KingsCrowd. It has entered into a Stockholders Agreement with KingsCrowd that provides that stockholders who are party to the Stockholders Agreement have agreed to vote for a Board comprised of three persons and to vote their respective shares to elect: one director designated by Nantascot, currently Mr. Waterman. The Stockholders Agreement will terminate on the completion of a public offering from which KingsCrowd receives gross proceeds of $10 million.
Total amount of money involved	$930,000.00
Benefits or compensation received by related person	Assuming the completion of KingsCrowd's Reg A Offering, the sale of all 1 million shares held by Nantascot for $1 per share and the payment of selling agent fees and commissions in with respect to his shares sold in the offering, Nantascot will receive $930,000.
Benefits or compensation received by Company	Not applicable.
Description of the transaction	We intend to conduct the Reg A Offering. If such offering is qualified by the Securities and Exchange Commission and all 15,000,000 shares of Class A common stock sold, then Nantascot intends to be a selling stockholder in the offering and intends to sell 1,000,000 of its 8,903,406 shares at a gross expected offering price of $1.00, before selling commissions of $0.07 per share.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

SEC Ongoing Reporting Obligations

We have not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act, 3) as part of an offering registered with the SEC or 4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a family member of the investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Christopher Lustrino
(Signature)

Christopher Lustrino
(Name)

Founder, CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Cecilia Lenk
(Signature)

Cecilia Lenk
(Name)

Director
(Title)

June 4, 2021
(Date)

/s/Christopher Lustrino
_____
(Signature)

Christopher Lustrino
_____
(Name)

Director and Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial and accounting officer)
_____
(Title)

June 4, 2021
_____
(Date)

EXHIBIT A

Financial Statements

Kings Crowd, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2020 and 2019

Kings Crowd, Inc.

TABLE OF CONTENTS





Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II

A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington PO Box 2163
Spokane, Washington 99210-2163

P 509-624-9223
TF 1-877-264-0485 mail@fruci.com
www.fruci.com

To the Board of Directors and Management of
KingsCrowd, Inc.
Boston, Massachusetts

Opinion

We have audited the accompanying financial statements of KingsCrowd, Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, statements of changes in equity/deficit and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KingsCrowd, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Kings Crowd, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 3 of the financial statements, the Company has not yet generated profits nor significant revenues and has sustained recurring net losses since inception. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Kings Crowd, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of KingsCrowd, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
May 26, 2021

KINGS CROWD, INC.
BALANCE SHEETS
As of December 31, 2020 and 2019

		2020		2019
ASSETS				
Current Assets:				
Cash and cash equivalents	$	518,674	$	43,645
Accounts receivable		-		5,700
Escrow receivable		46,500		-
Prepaid expense		5,770		24,142
Deposit		8,930		4,655
Total Current Assets		579,874		78,142
Non-Current Assets:				
Property and equipment, net		2,155		2,072
Intangible asset, net		2,747		2,945
Customer list, net		459,610		-
Total Non-Current Assets		464,512		5,017
TOTAL ASSETS	$	1,044,386	$	83,159
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities:				
Accounts payable	$	45,451	$	6,570
Deferred revenue		221,519		8,582
Loan payable		1,849		1,849
Acquisition payable, current portion		226,617		-
Other current liabilities		10,721		-
Total Current Liabilities		506,157		17,001
Non-current Liabilities:				
Convertible notes payable		316,800		-
Acquisition payable, net of current portion		386,197		-
Other liabilities		6,389		
Total Non-current Liabilities		709,386		-
Total Liabilities		1,215,543		17,001
Stockholders' Equity/(Deficit):				
Common stock, $0.0001 par value, 66,000,000 shares authorized,				
41,345,812 and 33,492,857 shares issued and outstanding as of				
December 31, 2020 and 2019, respectively		4,135		3,349
Additional paid-in capital		1,686,255		616,878
Accumulated deficit		(1,861,546)		(554,069)
Total Stockholders' Equity/(Deficit)		(171,157)		66,158
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	1,044,386	$	83,159

KINGS CROWD, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2020 and 2019

		2020		2019
Net revenues	$	488,716	$	18,572
Cost of revenues		268,902		56,571
Gross profit/(loss)		219,814		(37,999)
Operating Expenses:				
General and administrative		802,835		154,245
Research and development		292,548		13,785
Stock compensation		247,127		107,479
Sales and marketing		25,804		18,445
Sales and marketing – customer list amortization		153,204		-
Website impairment		-		162,571
Total Operating Expenses		1,521,518		456,525
Loss from operations		(1,301,704)		(494,524)
Other Income/(Expense):				
Interest expense		(6,674)		(93)
Others - net		901		1,133
Total Other Income/(Expense)		(5,773)		1,040
Provision for income taxes		-		-
Net loss	$	(1,307,477)	$	(493,484)
Weighted average common shares outstanding				
-Basic and Diluted		39,756,592		32,219,089
Net loss per common share				
-Basic and Diluted	$	(0.03)	$	(0.02)

KINGS CROWD, INC.
STATEMENTS OF CHANGES IN EQUITY/(DEFICIT)
For the periods ended December 31, 2020 and 2019

| | Members' Equity | | | Stockholders' Equity/(Deficit) | | | | | |
| | Common Units | | | Common Stock | | | | | |
	Units	Capital	Accumulated Deficit	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)	
Balance at December 31, 2018	2,458,745	288,507	$ (60,585)	-	$ -	$ -	$ -	$ -	
Retroactive application of the corporate conversion	(2,458,745)	(288,507)	60,585	31,273,149	3,127	285,380	(60,585)	227,922	
Issuance of common stock - Reg CF	-	-	-	1,131,814	113	160,060	-	160,173	
Issuance of common stock - advisors	-	-	-	395,413	40	59,437	-	59,477	
Issuance of common stock - Scott Group LLC	-	-	-	353,287	35	49,965	-	50,000	
Issuance of common stock - consultant	-	-	-	339,194	34	47,968	-	48,002	
Fair value of warrants	-	-	-	-	-	24,336	-	24,336	
Offering costs	-	-	-	-	-	(10,268)	-	(10,268)	
Net loss	-	-	-	-	-	-	(493,484)	(493,484)	
Balance at December 31, 2019	-	-	-	33,492,857	3,349	616,878	(554,069)	66,158	
Issuance of common stock - Reg CF	-	-	-	6,131,572	613	867,120	-	867,733	
Issuance of common stock - advisors	-	-	-	868,874	87	126,394	-	126,481	
Issuance of common stock - consultant	-	-	-	852,510	85	120,561	-	120,646	
Offering costs	-	-	-	-	-	(44,698)	-	(44,698)	
Net loss	-	-	-	-	-	-	(1,307,477)	(1,307,477)	
Balance at December 31, 2020	-	$ -	$ -	41,345,812	$ 4,135	$ 1,686,255	$ (1,861,546)	$ (171,157)	

KINGS CROWD, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities		
Net loss	$ (1,307,477)	$ (493,484)
Adjustments to reconcile net loss to net cash used in operating activities:		
Customer list amortization	153,204	-
Issuance of common units - advisors	126,481	59,477
Issuance of common units - consultant	120,646	48,002
Warrant expense - Accelerator program expense	12,168	12,168
Depreciation and amortization	1,300	661
Website impairment	-	162,571
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	5,700	(5,700)
(Increase)/Decrease in subscription receivable	-	646
(Increase)/Decrease in prepaid expense	6,204	(11,974)
(Increase)/Decrease in deposit	(4,275)	(4,655)
Increase/(Decrease) in accounts payable	38,881	5,561
Increase/(Decrease) in deferred revenue	212,937	7,135
Increase/(Decrease) in other liabilities	17,110	-
Net cash used in operating activities	(617,121)	(219,592)
Cash flow from investing activities		
Purchase of property and equipment	(1,185)	(1,169)
Purchase of software	-	(2,961)
Net cash used in investing activities	(1,185)	(4,130)
Cash flow from financing activities		
Proceeds from issuance of common units	867,733	210,173
Proceeds from issuance of convertible notes	270,300	1,849
Offering costs	(44,698)	(10,268)
Net cash provided by financing activities	1,093,335	201,754
Net change in cash	475,029	(21,968)
Cash at beginning of the period	43,645	65,613
Cash at end of the period	$ 518,674	$ 43,645
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest expense	$ 2,343	$ 93
Cash paid for income tax	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activity		
Fair value of warrants issued	$ -	$ 24,336

KINGS CROWD, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2020 and 2019

NOTE 1: NATURE OF OPERATIONS

Kings Crowd, Inc. (the "Company"), is a corporation organized December 14, 2017 under the laws of Delaware, and headquartered in Boston, Massachusetts. The Company was originally incorporated under the name Kings Crowd, LLC as a Delaware limited liability company. On December 28, 2020, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name from Kings Crowd, LLC to Kings Crowd, Inc.

The Company seeks to bring together financial experts and technologists to help investors make more informed startup investment decisions on crowdfunding portals by providing the infrastructure for startup business investment decision making based on four key components:

- Education - Providing expert editorial content in addition to "how-to" guides and tools.
- Analytics - Offering standardized deal ratings and synthesized data analytics.
- Research - Combining in-house market research with crowd-sourced research.
- Recommendations - Providing "Top Deal" picks and access to expert network due diligence.

As of December 31, 2020, the Company has not yet commenced planned full-scale principal operations nor generated significant revenue. The Company's activities since inception have primarily consisted of product development, business development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

KINGS CROWD, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2020 and 2019

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors.

Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.

The Company has $0 and $5,700 receivables as of December 31, 2020 and 2019, respectively. No provision for losses on accounts receivable was recognized in 2020 and 2019.

Property, Equipment, and Software

Property, equipment, and software are recorded at cost. Depreciation and amortization are recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. The useful life of the Company's capitalized assets as of December 31, 2020 and 2019 is three years for the equipment and fifteen years for the software. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2020 and 2019, no property and equipment or software have been impaired.

As of December 31, 2020 and 2019, property and equipment and software consisted of the following:

	2020	2019
Equipment	$ 4,096	$ 2,911
Less: Accumulated depreciation	(1,941)	(839)
Property and equipment, net	$ 2,155	$ 2,072

	2020	2019
Intangible asset	$ 2,961	$ 2,961
Less: Accumulated amortization	(214)	(16)
Intangible asset, net	$ 2,747	$ 2,945

Depreciation and amortization totaled $1,300 and $661 for the years ended December 31, 2020 and 2019, respectively.

Customer List

The Company's customer list amounting to $459,610 as of December 31, 2020, net of $153,204 of amortized commission expense recorded to "sales and marketing expense – customer list amortization" in the statement of operations for the year ended December 31, 2020, is the result of its acquisition of the 100% membership interests of Oxford Financial Publishing, LLC in Early Investing, LLC, as discussed in Note 6. The customer list was assessed for impairment and the Company determined that no impairment exists as of December 31, 2020.

6

Subscription Receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in

the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company collects revenues in advance for its membership subscriptions and initially records as deferred revenues. The Company has determined that its performance obligations in relation to these agreements with customers are satisfied through the passage of time of the underlying subscription period, which are monthly or annually. Monthly subscriptions are recognized upon completion of the month of service, while annual subscriptions are recognized monthly over the subscription period on a straight-line basis.

Costs of Revenues

Costs of revenues include merchant fees and fees of subcontractors.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2020 and 2019 totaled $25,804 and $18,445, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax
positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company was a limited liability company through the December 28, 2020 conversion date. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its members through such date. Therefore, no provision for income tax has been recorded in the statements until the conversion date. Income from the Company was reported and taxed to the members on their individual tax returns. Upon the conversion to a corporation, the Company is now taxable as a corporation effective December 28, 2020. The Company's resulting deferred tax assets and liabilities as of December 31, 2020 are as follows:

Deferred Tax Assets:		
Net operating loss	$	988
R&D credit		309
		1,297
Deferred Tax Liabilities:		
Depreciation, amortization & commission		(552)
Accruals		(201)
		(753)
Net deferred tax asset before valuation allowance		544
Valuation allowance		(544)
Net deferred tax asset	$	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated income since inception. Deferred tax assets and liabilities were calculated using the Company's combined effective tax rate, which it estimated to be 24.95%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020, the Company had $3,959 net operating loss carryforward available to offset future taxable income which may be carried forward and will expire in 2040.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net

earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each period.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits nor significant revenues and has sustained net losses of $1,307,477 and $493,484 during the years ended December 31, 2020 and 2019, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: CONVERTIBLE NOTES PAYABLE

In 2020, the Company issued convertible notes payable with aggregate principal amounts of $316,800. The notes accrued simple interest at 5% per annum through the maturity date. The notes are set to mature on December 31, 2021, at which time, the principal and accrued interest shall become due and payable by the Company unless sooner converted into shares of the Company's common stock to be offered pursuant to Regulation A offering. The outstanding balance shall automatically convert into a number of shares calculated by dividing the outstanding balance by the conversion rate. The conversion rate shall be equal to 80% of the offering price in the Regulation A Offering. The Company determined these notes had beneficial conversion features contingent upon future events, and therefore the beneficial conversion feature discount will be recognized if and upon resolution of this contingency. As of December 31, 2020, $46,500 of these subscribed notes were not yet closed out of escrow and therefore were recorded as escrow receivables.

NOTE 5: EQUITY

<u>Limited Liability Company to Corporate Conversion, Stock Split</u>

At inception, the Company had a single class of common units authorized, of which 1,000 were granted to its founding members, and each unit has equal voting rights and profit interests in the Company. These units have been issued to the founding members and have been attributed zero value in these financial statements. In June 2018, the Company effected a 2,000-for-1 reverse split, increasing the total granted units from 1,000 to 2,000,000.

In December 2020, the Company authorized 66,000,000 shares of $0.0001 par value common stock upon conversion to corporation, as discussed in Note 1. All membership interests in Kings Crowd,

LLC, including unvested restricted units and unexercised warrants, were converted at a conversion rate of 12.71915097123437 shares of common stock for each membership unit. All shares and warrants reflected in these financial statements are indicative of post-split figures and the par value of the issued shares was recorded with the offset to additional paid-in capital. These financial statements present the effect of this conversion retroactively as if it occurred on January 1, 2019.

Shares Issued for Services

In 2018, the Company issued a total of 3,174,090 shares of common stock to advisors and consultants which are subject to vesting terms of 36-48 months. Of such, 3,054,199 shares have been attributed zero value in these financial statements. The remaining 119,891 shares were attributed a fair value based on the active offering price of the Company's shares of common stock at the issuance date. During 2020, 39,964 shares vested and $3,518 was recorded as stock compensation expense in the statement of operations.

In 2019, the Company authorized 3,279,366 shares of common stock to advisors and consultant which are subject to vesting terms of 3-48 months. Of such, 784,085 shares were issued and vested during 2020 and were recorded as stock compensation expense in the statement of operations in the amount of $110,963. The fair value per share attributed to these issuances was based on the active offering price of the Company's shares of common stock at the issuance date. As of December 31, 2020, 1,760,674 shares remained subject to vesting terms.

During 2020, the Company authorized 1,428,042 shares of common stock to advisors and consultant which are subject to vesting terms of 6-48 months. Of such, 937,295 shares were issued and vested during 2020. The Company recorded $132,645 as stock compensation expense in the statement of operations, utilizing the respective grant-date fair values of each share issuance. As of December 31, 2020, 490,747 shares remained subject to vesting terms.

Regulation Crowdfunding Offering

In 2018, the Company conducted two securities offerings under Regulation Crowdfunding, where the Company sold a total of 1,512,002 shares of common stock for gross proceeds of $139,899. Of such, 1,378,095 shares of common stock were issued for gross proceeds of $121,350 and 133,907 shares of common stock were issued for gross proceeds of $18,549.

In 2019, the Company issued a total of 1,131,814 shares of common stock for gross proceeds of $160,173.

During 2020, the Company raised gross proceeds of $867,733 for the issuance of 6,131,572 shares of common stock.

Other Issuances

As discussed in Note 6, the Company issued 1,148,756 shares of common stock in November 2018 in conjunction with an asset purchase agreement. These shares were valued at $162,517 and recognized as a contribution to equity.

During 2019, the Company issued 353,287 shares of common stock to an investor for gross proceeds of $50,000.

In December 2019, the Company issued 1,406,980 warrants as discussed in Note 7. These warrants remained unexercised as of December 31, 2020.

As of December 31, 2020 and 2019, 41,345,812 and 33,492,857 shares of common stock were issued and outstanding. Certain unit issuances were under restricted unit purchase agreements which stipulated repurchase options subject to vesting schedules dependent upon the unitholders' continued service to the Company, with the repurchase price set at the issuance price per share. As of December 31, 2020 and 2019, 4,957,726 and 7,326,498 shares of common stock were unvested and remained subject to the repurchase option.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: ACQUISITION

Crowditz

In November 2018, the Company acquired certain assets of Crowditz, LLC through an asset purchase agreement. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The assets acquired consisted of domains, software, newsletter subscribers, images, and computer equipment of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset. In consideration for the assets acquired, the Company issued 1,148,756 shares of common stock to the owners of Crowditz, LLC, which were valued at $162,571 based on the price of the Company's shares in the Regulation Crowdfunding offering which was open and actively receiving investments at such price at the date of the acquisition.

In 2019, the Company determined that the acquired assets had no further value and therefore recorded a full impairment against the website assets reducing the value to zero.

Early Investing

On March 20, 2020, the Company acquired 100% of the membership interests of Oxford Financial Publishing, LLC (the "Seller") in Early Investing, LLC, a Maryland limited liability company, through an asset purchase agreement. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The Company determined that the transaction was an acquisition of asset which is the revenue-producing customer list. The revenue-producing activity of the acquired asset did not remain generally the same as before the transaction. The Seller retained the right to sell its own product to

the customer list and is allowed to continue generating revenue from the customer list for a period of two years. Therefore, the full transaction value was attributed as a customer list asset.

The purchase price of the asset is 40% of the gross receipts generated by the Company from the customer list in the first year after the purchase, 25% in the second year and 10% in the third year. Based upon the revenue generated by the Company by marketing its Kings Crowd products to the customer list, for the period from May 2020 to January 2021, the Company estimates that average monthly revenues from the customer list will be $68,090 per month for the three-year period following the purchase. In accordance with ASC 450 where the contingent future liabilities under this agreement are probable and estimable, the Company has recorded an acquisition payable of $612,814, as an estimate of the three years of payments to be made to the Seller and has recorded a customer list asset of $612,814 to be amortized using the straight-line method over the three-year estimated useful life of the asset. The amortization was recorded as "sales and marketing – customer list amortization" operating expense in the statement of operations in the amount of $153,204 for the year ended December 31, 2020.

NOTE 7: WARRANTS

In connection with the license agreement discussed in Note 8, the Company issued 1,406,980 warrants in December 2019. Each warrant entitles the holder to purchase one preferred share of the Company at an exercise price of $0.18 per unit. The number of preferred shares or warrant price will be adjusted in the event of any preferred share dividend, splits or recapitalization of the Company. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $24,336, and recognized such to additional paid-in capital. The Company recognized the remaining $12,168 as general and administrative expense during each the year ended December 31, 2020 and 2019. These warrants remained unexercised as of December 31, 2020.

Determining the appropriate fair value of the warrants requires the input of subjective assumptions, including the expected life of warrants and expected unit price volatility. The expected life of warrants was estimated using the "simplified method," which is the midpoint between the grant date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns. For unit price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of warrants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the warrant.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior

reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Operating Lease

In June 2019, the Company entered into a lease agreement for commercial space with a lease term of July 15, 2019 to July 31, 2021, requiring minimum monthly payments of $2,327. Payments on this lease for the year ended December 31, 2020 were $20,144. The lease required a refundable service retainer equivalent to twice the monthly office fee.

In August 2020, the Company leased a commercial space for six months starting from September 1, 2020 to February 28, 2021 with security deposit amounting to $2,301. This contract was terminated in November 2020. The Company then entered into a new agreement with the same lessor with the lease period starting from December 1, 2020 to May 31, 2021. The lease required $4,275 security deposit.

Rent expense for the years ended December 31, 2020 and 2019 was $34,155 and $22,548, respectively. Minimum future payments under these lease agreements is $25,791 for 2021.

License to Purchase Agreement

The Company entered into an agreement to license an intellectual property for 16 months beginning December 1, 2019. The Company shall pay a monthly fee of approximately 25% of certain of its revenues. When the aggregate of the fee paid each month reaches a total of $150,000, the Company agreed to pay an additional 1% of revenue per year after until it reaches $1,000,000, or the Company is acquired in a positive transaction, which would be in addition to 5% of the outstanding membership interest units of the Company as of March 31, 2021. Upon which time, the full ownership of all licensed intellectual property shall transfer to the Company.

The Company has paid $22,043 during the year and was recorded as general and administrative expense in the statement of operations.

NOTE 10: SUBSEQUENT EVENTS

Convertible Notes

After the reporting date through issuance date of these financial statements, the Company has raised additional $693,200 of convertible notes.

Shares Issued for Services

After the reporting date through issuance date of these financial statements, the Company authorized 1,685,000 shares of common stock to advisors and consultants.

Management's Evaluation

Management has evaluated subsequent events through May 26, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.